Exhibit 99.1

HYDRO ONE LIMITED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS To be held on May 9, 2019 and Management Information Circular

Notice of 2019 annual meeting of shareholders and availability of proxy materials

Hydro One Limited (Hydro One or the company) is providing you with access to its management information circular (the circular) for its 2019 annual meeting of shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Electronic delivery is more environmentally friendly and significantly reduces the cost of printing and mailing materials to shareholders. All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call 1-855-887-2244 toll-free, for service in English or French. This notice provides details of the date, time and place of the meeting, including the matters to be voted on at the meeting. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy.

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:

When: Thursday, May 9, 2019 9:30 a.m. (Eastern Time)	Where: Ryerson University 7th Floor Auditorium 55 Dundas St. W. Toronto, Ontario M5G 2C3

for the following purposes and to transact any other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof:

Matters to be Voted on by Shareholders	Section of Circular

Financial Statements: receive Hydro One’s 2018 audited consolidated financial statements together with the report of the external auditors on those statements	See “Business of the Meeting – 1. Financial Statements”

Election of Directors: elect directors to the board for the ensuing year	See “Business of the Meeting – 2. Election of Directors”

Appointment of External Auditors: appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration	See “Business of the Meeting – 3. Appointment of External Auditors”

Other Business: to transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof	See “Other Information – Other Business”

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One’s website at https://www.hydroone.com/investor-relations/agm or under the Hydro One Limited profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. You can also access our 2018 annual report (the annual report) in the same manner.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, you can request a paper copy of either or both documents be sent to you by regular postal delivery, free of charge. Requests may be made by phone, email or online, as may be applicable, using the methods below, which are different depending on whether you are: (i) a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary; or (ii) a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares.

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If you are a non-registered (beneficial) shareholder

By phone (English/French): 1-877-907-7643 (toll-free within North America) or 905-507-5450 (outside of North America)

By email: noticeandaccess@broadridge.com (outside of North America)

Online: www.proxyvote.com (enter the control number located on the voting instruction form)

If you are a registered shareholder	By phone (English/French): 1-855-887-2243 (toll-free within North America) By email: investor.relations@HydroOne.com

A paper copy will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting, you should make your request before 5:00 p.m. (Eastern Time) on April 30, 2019. For requests received on or after the date of the meeting, a paper copy will be mailed to you within 10 calendar days after receiving your request. Following the meeting, the meeting materials will also remain available at www.proxyvote.com for a period of at least one year after the meeting materials were filed on SEDAR.

How do I vote my shares?

If you cannot attend the meeting, you may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote.

Internet voting	For non-registered (beneficial) shareholders, go to www.proxyvote.com For registered shareholders, go to www.investorvote.com

Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form

Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, registered shareholders must return their proxies using one of the above applicable methods to Computershare Trust Company of Canada, Hydro One’s transfer agent, by no later than 9:30 a.m. (Eastern Time) on May 7, 2019 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Non-registered shareholders should return their voting instruction forms using one of the above methods at least one business day in advance of the proxy deadline to allow sufficient time for their voting instructions to be provided by their intermediary to Computershare Trust Company of Canada.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The meeting

The meeting will be audio webcast live and a rebroadcast will also be available following the meeting at:

https://www.hydroone.com/investor-relations/agm

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 25th day of March, 2019.

By order of the board of directors

Maureen Wareham

Corporate Secretary

Please review the circular prior to voting

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Letter from the chair of the board

Dear Shareholder,

You are invited to attend Hydro One Limited’s annual meeting of shareholders (the meeting), which will be held at the 7th Floor Auditorium of Ryerson University located at 55 Dundas St. W., Toronto, Ontario M5G 2C3, at 9:30 a.m. (Eastern Time) on Thursday, May 9, 2019. At the meeting, you will have an opportunity to ask questions and to meet with the board of directors, management and your fellow shareholders. If you are unable to attend in person you may listen to a live webcast of the meeting on our website at https://www.hydroone.com/investor-relations/agm.

At this meeting, you will be voting on several important matters so please take the time to carefully consider the information set out in the management information circular. Your vote is important. If you cannot attend the meeting in person and you owned Hydro One Limited common shares on March 22, 2019, you may use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

Sincerely, Tom Woods Chair of the Board Hydro One Limited

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2019 Management Information Circular

You have received this management information circular (the circular) because you owned Hydro One common shares as of the close of business on March 22, 2019 (the record date), and have the right to vote at our annual meeting.

Management is soliciting your proxy for the shareholder meeting on May 9, 2019.

In this document:

•	we, us, our, the company and Hydro One mean Hydro One Limited
•	you and your mean holders of our common shares
•	common shares and shares mean the common shares of Hydro One

This document tells you about the meeting and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easy to find what you’re looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered owners and for beneficial owners, other than beneficial owners who object to their name and address being given to the company. We are soliciting proxies mainly by mail, but you may also be contacted by phone, mail or in person by employees of Hydro One or Computershare Trust Company of Canada (Computershare), our transfer agent. We may also engage solicitation agents at a nominal cost to contact you.

The date of this circular is March 25, 2019 but all information in the circular is provided as of March 22, 2019 and all dollar amounts are in Canadian dollars, unless indicated otherwise.

All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the meeting include any postponement(s) or adjournment(s) that may occur.

1	BUSINESS OF THE MEETING

Read about the three items of business and how to vote your shares pages 2 – 27

2	CORPORATE GOVERNANCE

Learn about our governance practices and the board

pages 28 – 47

3	EXECUTIVE COMPENSATION

Find out what we paid our named executive officers in 2018 and why pages 48 – 96

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BUSINESS OF THE MEETING

Business of the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to consider and, as required, vote on the following three matters at the meeting:

1. Financial Statements

The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2018 and the report of the external auditors on the financial statements will be received.

2. Election of Directors

The company’s board of directors (the board) currently comprises 10 directors. The directors were appointed to the board effective August 14, 2018 pursuant to the process described on page 8. At the company’s 2019 annual meeting, the shareholders will be asked to elect these 10 directors (the nominated directors) in accordance with Hydro One’s majority voting policy (the majority voting policy), which is explained in more detail starting on page 10. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 10.

The board recommends that you vote FOR the election to the board of each of the nominated directors.

3. Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary (Hydro One Inc.) since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of Hydro One to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One and its subsidiaries in 2018 and 2017 for professional services are presented below:

	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees(1)	$1,911,815	$1,559,514
Audit-Related Fees(2)	$485,608	$1,171,700
Tax Fees(3):
Tax Compliance and SR&ED Claim	$57,500	$161,000
General Tax Advice	$—	$100,000
Tax advice on Avista Acquisition	$58,000	$311,300
Hydro One Pension Fund Tax service	$35,000
Other Fees	—	—
Total	$2,547,923	$3,303,514

Notes:

[1]	The nature of the services rendered was: audit of annual financial statements of the company and its subsidiaries, and statutory and regulatory filings.

[2]

The nature of the services rendered was: due diligence related to the Avista Corporation (Avista) acquisition, translations and audit of the Hydro One Pension Plan, IFRS reporting to the Province of Ontario and related services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

[3]

The nature of the services rendered was: procedures in connection with a scientific research and experimental development (“SR&ED”) investment tax credit claim, tax compliance services for Hydro One’s Pension Funds, general tax advice and tax advice related to the Avista acquisition.

The board recommends that you vote FOR the approval of the appointment of KPMG as the external auditors of Hydro One and authorize the directors of Hydro One to fix their remuneration.

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Advisory Vote on Executive Compensation

The board, as part of its corporate governance guidelines, has adopted a policy to hold an advisory vote on the approach to executive compensation as disclosed in the management information circular (say on pay) at each annual meeting. The purpose of a say on pay vote is to obtain shareholder reaction and input on executive compensation for the year ending immediately prior to the annual meeting of shareholders which in this case is 2018. In accordance with the governance agreement (the governance agreement), between Hydro One and Her Majesty the Queen, in Right of Ontario, as represented by the Minister of Energy (the Province) dated November 5, 2015, the board can waive the requirement for a say on pay vote and has done so for this annual meeting. The board took this step because it determined that given the material changes that have occurred in 2019 to the executive compensation framework that existed in 2018, a say on pay vote relating to 2018 would not be relevant. These changes include a directive of the Ontario Management Board of Cabinet (Management Board of Cabinet ) pursuant to the Hydro One Accountability Act, 2018 issued on February 21, 2019 prescribing certain compensation related requirements going forward for the CEO, other executives and the board of directors of the company and its subsidiaries, including express compensation caps. The directive will fundamentally alter the 2018 compensation program structure going forward.

The board intends to continue to engage with shareholders, including the Province, on its approach to executive compensation and will consider whether to hold a say on pay vote at its next annual meeting in 2020 which would provide shareholders with an opportunity to have a say on pay vote relating to the new compensation structure going forward.

More information about the governance agreement and the directive can be found on pages 9 and 53 of this circular.

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BUSINESS OF THE MEETING

Information About Voting

Delivery of Proxy Materials

As permitted by Canadian securities regulators, Hydro One is providing shareholders with electronic access to its circular for the company’s annual meeting of shareholders and its 2018 annual report, instead of mailing out paper copies. This means of delivery is more environmentally friendly and will reduce the cost of printing and mailing materials to shareholders.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how shareholders may request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will receive a paper copy of the circular with a copy of the notice regarding its electronic availability. The notice also provides instructions on voting at the meeting.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost of proxy solicitation for all registered owners and for beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of March 22, 2019, there were 596,011,696 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning, or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

You have the right to one vote per common share held on the record date for the meeting, March 22, 2019.

Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that are, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of March 22, 2019, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47.4% of the outstanding common shares).

Under a governance agreement the company entered into with the Province on November 5, 2015 (the governance agreement), the Province is required to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the governance agreement by withholding votes or voting for removal.

More information about the governance agreement can be found on page 8.

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How to Vote

How you vote depends on whether you are a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary or a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
	Your intermediary has sent you a voting instruction form. We may not have records of your shareholdings as a non-registered shareholder and you must follow the instructions from your intermediary to vote.	Our transfer agent has sent you a proxy form.
If you want to come to the meeting and vote in person

Use the voting instruction form provided by your intermediary and follow the instructions provided on that form carefully.

In most cases, you simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this through the Internet. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to receive a proxy form, and then return the form as instructed by your intermediary. The intermediary will mail a proxy form that you will need to complete, sign and return to our transfer agent, Computershare.

If you have any questions, you should contact your intermediary right away.

When you arrive at the meeting, please register with our transfer agent, Computershare.

Do not complete the proxy form or return it to us. Simply bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.
If you do not plan to attend the meeting

Complete the voting instruction form provided by your intermediary and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form and return it to your intermediary or you can appoint a proxyholder to attend the meeting and vote your common shares for you. Alternatively, shareholders may also vote online, by telephone or by mail or delivery, by following the instructions shown on the voting instruction form. If you have any questions, you should contact your intermediary right away.

Complete the enclosed proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person to attend the meeting and vote your shares for you.

Alternatively, shareholders may also vote online, by telephone or by mail or delivery, by following the instructions shown on the proxy form.

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BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Returning the form

Return your voting instruction form using one of the methods noted on the voting instruction form provided by your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one business day before the proxy deadline below. If you have any questions, you should contact your intermediary right away.

For your votes to count, Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 7, 2019, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 7, 2019, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

You may return your proxy by mail, in the envelope provided.

Changing your vote/revoking your proxy

If you have provided voting instructions to your intermediary and change your mind about your vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the Internet to provide your voting instructions, you can also use the Internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•  our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s), if the meeting is postponed or adjourned).

Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 Attention: Corporate Secretary

•  the chair of the meeting, before the meeting starts or any postponed or adjourned meeting reconvenes.

You can also change your voting instructions by sending amended instructions to Computershare by the proxy deadline noted above, or by voting in person at the meeting.

How to Vote by Proxy

Appointing your Proxyholder

Your proxy form or voting instruction form names Thomas D. Woods or failing him, Blair Cowper-Smith (the named proxyholders), the chair of the board (board chair) and the chair of the governance committee of the company, respectively, as your proxyholder. You have the right to appoint someone else to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting online, follow the instructions online. Your proxyholder does not have to be a shareholder of the company. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

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How your Proxyholder will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote Thomas D. Woods or failing him, Blair Cowper-Smith, the named proxyholders, will vote for you as follows:

Matters to Vote on	How Management Proxyholders Will Vote if No Choice is Specified
Election of directors	FOR each nominee
Appointment of the external auditors at a remuneration to be fixed by the board	FOR

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses specific proxies with us when legally necessary, when a shareholder clearly intends to communicate with management or the board of directors, or when there is a proxy contest.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at

https://www.hydroone.com/investor-relations/agm. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Special Arrangements

If you plan on attending the meeting and require special arrangements for hearing, access and/or translation, please contact our Corporate Secretary at CorporateSecretary@HydroOne.com.

Questions at the Meeting

At the meeting, you will have an opportunity to ask questions and to meet with the board of directors, management and your fellow shareholders. The chair of the meeting reserves the right to limit questions from shareholders in order to ensure as many shareholders as possible will have the opportunity to ask questions.

Questions About Voting

If you are a registered shareholder, please contact Computershare with any questions about voting. You will find their contact information on the inside of the back cover of this circular. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your intermediary by following the instructions on your voting instruction form.

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BUSINESS OF THE MEETING

About the Governance Agreement and the July 11, 2018 Letter Agreement with the Province

In connection with the Province’s goal to sell up to 60% of its shares in Hydro One to private investors, Hydro One entered into the governance agreement with the Province which describes certain principles that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the governance agreement:

•	requires that except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 10 for the basis for determination of independence) ;

•	addresses the director nomination process;

•

requires Hydro One to maintain a majority voting policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the board chair;

•	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;

•

restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

•	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 letter agreement) for the purpose of the orderly replacement of Hydro One’s 13 independent directors who were elected at the company’s May 15, 2018 annual general meeting (the former directors) and the retirement of Mayo Schmidt as the chief executive officer and director effective July 11, 2018. Key highlights of the July 11 letter agreement included the following:

•

consistent in principle with the ability of the Province to remove the entire board of directors pursuant to the governance agreement, each of the then current directors of Hydro One (who were elected at the company’s May 15, 2018 annual general meeting) would resign and be replaced in accordance with the process set out below;

•

the new board of directors would initially be comprised of 10 members; consistent with the governance agreement, the Province would nominate 4 replacement directors and the remaining 6 nominees would be identified through an Ad Hoc Nominating Committee comprised of representatives of Hydro One’s largest shareholders other than the Province;

•	the new board of directors would be responsible for appointing a new chief executive officer who would also be appointed as the eleventh member of the replacement board of directors;

•	Hydro One agreed to consult with the Province in respect of future matters of executive compensation;

•

the replacement directors would serve until the earlier of Hydro One’s 2019 annual meeting of shareholders or until his or her resignation or his or her successor is elected or appointed in accordance with the governance agreement and the relevant corporate legislation; and

•

the then current board would appoint an acting President and CEO, in consultation with the Province, for the interim period from Mr. Schmidt’s retirement date until the appointment and election of the replacement CEO by the replacement directors.

In accordance with the July 11 letter agreement, the former directors appointed Mr. Paul Dobson, Hydro One’s then chief financial officer, as acting President and CEO effective July 11, 2018 until such time as the new board of directors, once constituted, could appoint a new President and CEO. The former directors then resigned through a staged resolution process. The new directors were appointed effective August 14, 2018: 4 directors were nominated by the Province and 6 directors were nominated by an Ad Hoc Nominating Committee comprised of representatives of Hydro One’s largest shareholders, other than the Province, and consistent with the July 11 letter agreement, the new board fixed the number of directors at 10. The Province agreed with the members of the Ad Hoc Nominating Committee that Mr. Thomas D. Woods would serve as interim board chair. Effective September 6, 2018, Mr. Woods was appointed as board chair of Hydro One.

The removal and replacement of the former directors of Hydro One through the July 11 letter agreement was consistent in principle with the process outlined in the governance agreement which enables the Province to replace the entire board, with one exception: the Province and Hydro One agreed to waive the requirement to hold a shareholders’ meeting, which would have added approximately 60 days to the board replacement

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process. The former directors concluded it was in the company’s best interest to expedite the replacement process and reduce uncertainty, particularly since the Province held a sufficient number of shares to determine the outcome of any shareholder vote. In the July 11 letter agreement, the Province reaffirmed its obligations under the governance agreement and agreed that, except as set out in the July 11 letter agreement, the governance agreement remains in full force and effect including the right of the board to appoint the company’s CEO.

Once constituted, the new board held numerous short notice meetings in addition to regularly scheduled quarterly board and committee meetings, necessitated by a number of factors (including the fact that the board was completely new and the full-time CEO had departed) to ensure that the board was fully informed on all matters relating to the company and to enable the new board to fulfill its fiduciary responsibilities as well as its responsibilities under the Hydro One Accountability Act, 2018 referred to below.

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018. The Hydro One Accountability Act, 2018 required the board of directors to establish a new compensation framework for the board of directors, CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One by no later than February 15, 2019. Please refer to pages 24 to 26 for the new director compensation program and page 53 of the Compensation Discussion and Analysis for more information about the new compensation framework.

In addition to the four standing committees which were originally established by the former board, once constituted the new board established a CEO Selection Committee comprising independent directors to identify a candidate to serve as Hydro One’s new President and CEO. To discharge its mandate, the CEO Selection Committee has met more than 12 times. After interviewing several executive recruitment firms, the CEO Selection Committee engaged Egon Zehnder to assist it with the recruitment process and identify possible candidates. The CEO Selection Committee created a CEO profile to identify the requisite skills and qualifications for the role and the committee has interviewed a number of possible candidates.

During the period following the enactment of, and in compliance with the requirements of, the Hydro One Accountability Act, 2018, the human resources committee researched and ultimately developed (and the board approved) an executive compensation framework following a thorough process which involved comprehensive consultations with our largest shareholder, the Province, and other large shareholders. The human resources committee developed the new compensation framework having regard to the best interests of the company and with the objective of ensuring that the interests of Hydro One and all stakeholders were aligned. The company’s proposed compensation framework was not approved by the Province and, on February 21, 2019, pursuant to the authority granted by the Hydro One Accountability Act, 2018, the Ontario Management Board of Cabinet issued a directive to Hydro One regarding executive compensation imposing changes to the framework including a maximum total direct compensation of $1.5 million for the President and CEO. In compliance with the Hydro One Accountability Act, 2018 and the directive, on February 28, 2019, Hydro One submitted a new compensation framework to the Management Board of Cabinet which was approved on March 7, 2019.

Since the new executive compensation framework was approved by the Management Board of Cabinet, the company has taken steps to implement the framework including resuming its search for a new President and CEO and redesigning the company’s compensation program to align with the new executive compensation framework.

A copy of each of the governance agreement and the July 11 letter agreement has been filed on SEDAR and is available under Hydro One’s profile at www.sedar.com. Additional details respecting the terms of the governance agreement and the July 11 letter agreement are also provided in Hydro One’s most recent Annual Information Form that is also available under Hydro One’s profile at www.sedar.com.

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BUSINESS OF THE MEETING

About the nominated directors

As noted on page 8, the 10 directors who are proposed for election to the board this year were appointed to the board effective August 14, 2018 pursuant to the process described on page 8.

The director profiles, starting on page 12, tell you about each director’s skills, experience and other important things to consider, including how much equity in Hydro One they own and any other public company boards they sit on.

Just as important are the skills these directors have as a group. These directors have been selected based on their abilities, independence, commercial experience, governance expertise with public companies, customer service, and knowledge about the electricity sector and public policy. You can learn more about our expectations for directors and how the board functions beginning on page 24.

Independence

All of the 10 nominated directors are independent. For Hydro One’s purposes, an independent director is one who is independent of Hydro One and independent of the Province. Directors will be independent of Hydro One if they are independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors. Pursuant to Canadian securities laws, a director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgement, with certain specified relationships deemed to be non-independent. A director will be “independent of the Province” if he or she is independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition. The governance agreement requires each of the directors, other than the CEO, to be both independent of Hydro One and independent of the Province. The Chair of Hydro One is independent of Hydro One and the Province.

None of the independent directors have ever served as an executive of the company. Having an independent board is one of the ways we ensure that the board is able to operate independently of management and make decisions in the best interests of Hydro One and our shareholders.

Length of Service

Each of the 10 nominated directors is currently a member of the board. The nominees were initially appointed to the board effective August 14, 2018 in connection with the orderly replacement of the former directors and pursuant to the process agreed to by the company and the Province in the July 11 letter agreement. If elected, each nominated director will serve until the earlier of our next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting Policy

The board has adopted a majority voting policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the committee or the board regarding the resignation. In this instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation.

The Province and Hydro One entered into the governance agreement on November 5, 2015 which addresses the role of the Province in the governance of Hydro One and, among other things, requires Hydro One to maintain a majority voting policy for director elections. For more details about the governance agreement, see the description of our corporate governance practices starting on page 28.

10	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

Under the governance agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination. A resignation will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release disclosing the directors’ determination shall be issued promptly following such determination and, if the resignation is not accepted, will include the reasons for non-acceptance.

The majority voting policy does not apply to a contested election where the number of candidates for director validly nominated exceeds the number of directors to be elected at that meeting.

Director Profiles

Unless indicated otherwise, the information in each director profile is provided as of March 22, 2019. The profiles tell you about the directors who are currently standing for election, including:

•	a brief biography of each nominee and their place of residence;

•	principal occupation and education;

•	the year they were first elected or appointed as a director and their independence status;

•	whether they are a nominee of the Province under the governance agreement;

•	their experience and skills;

•	other public company boards they serve on (other than the company and Hydro One Inc.);

•	how much equity they hold in Hydro One and the percentage of their share ownership requirements achieved; and

•	their attendance at board and committee meetings held since August 14, 2018.

Our Director Nominees at a Glance

	C. Brant	B. Cowper-Smith	A. Giardini	D. Hay	T. Hodgson	J. McDonald	R. Robertson	W. Sheffield	M. Sonberg	T. Woods

Public Board Interlocks	–	–	–	–	–	–	–	–	–	–
Independent Director	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Gender	F	M	F	M	M	F	M	M	F	M
Audit Committee			✓	✓		✓	✓	*
Health, Safety, Environment and Indigenous Peoples Committee	✓		*	✓				✓
Human Resources Committee		✓			✓	✓	✓		*
Governance Committee	✓	*			✓				✓
CEO Selection Committee[1]					*	✓		✓	✓	✓[2]

*	denotes committee chair

[1]

The CEO Selection Committee is not a standing committee of the board. The board established a CEO Selection Committee composed of independent directors to identify and select the best candidate to serve as Hydro One’s new President and CEO after Mayo Schmidt’s retirement as President and CEO on July 11, 2018. After interviewing several executive recruitment firms, the CEO Selection Committee engaged Egon Zehnder to assist it with the recruitment process and identify a number of candidates.

[2]	Mr. Woods is an ex-officio member of the CEO Selection Committee.

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BUSINESS OF THE MEETING

Cherie L. Brant

Ontario, Canada

Director since

August 14, 2018

Independent

Partner, Borden Ladner Gervais

Nominee of the Province

Other Public Company Directorships:

∎  N/A

Skills/Areas of Expertise include:

∎  Business Transformation

∎  Capital Markets

∎  Energy Sector

∎  Government/Regulatory/Public Policy

∎  Stakeholder Engagement (including

    Indigenous Peoples)

Not eligible for re-election in 2030

Ms. Brant is a partner at Borden Ladner Gervais LLP. She has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups seeking to exercise their jurisdiction and authority. Prior to her joining Borden Ladner Gervais LLP, she was a partner at another major Canadian law firm where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women’s College Hospital and Trillium Gift of Life.

Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Governance Committee	1 of 1	3 of 3	4 of 4	100%
Health, Safety, Environment and Indigenous Peoples Committee	1 of 1	–	1 of 1	100%

Annual Meeting Voting Results:
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1,525	n/a	$30,557	$30,557	On target

12	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

Blair Cowper-Smith

Ontario, Canada

Director since

August 14, 2018

Independent

Corporate Director

Nominee of the Province

Other Public Company Directorships:

∎  N/A

Skills/Areas of Expertise include:

∎  Accounting/Finance

∎  Business Transformation

∎  Energy Sector

∎  Government/Regulatory/Public Policy

∎  Human Resources/Union Relations

Not eligible for re-election in 2023

Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance and a role in a number of the plan’s key investments. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith’s board experience included numerous advisory assignments when at McCarthy Tetrault, including working closely with and advising boards of directors on material governance reviews, change of control transactions and creditor reorganizations. In addition to Hydro One, current or prior board appointments include companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships as part of an interest in infrastructure policy and the delivery of public infrastructure projects and infrastructure based services to Canadians.

Mr. Cowper Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D. He is a regular faculty presenter for the Directors College.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-notice	Total	%
Board of Directors	2 of 2	10 of 11	12 of 13	92%
Governance Committee (Chair)	1 of 1	3 of 3	4 of 4	100%
Human Resources Committee	2 of 2	2 of 3	4 of 5	80%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1716	n/a	$34,377	$34,377	On target

TSX: H HYDRO ONE LIMITED 2019 MANAGEMENT INFORMATION CIRCULAR	13

BUSINESS OF THE MEETING

Anne Giardini

British Columbia, Canada

Director since

August 14, 2018

Independent

Corporate Director

Other Public Company Directorships:

∎  N/A

Skills/Areas of Expertise include:

∎  Government/Regulatory/Public Policy

∎  Human Resources/Union Relations

∎  Large Company Senior Executive

∎  Risk Management

∎  Stakeholder Engagement (including

    Indigenous Peoples)

Not eligible for re-election in 2030

Ms. Giardini has been a corporate director since 2014 and is the 11th Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President until her retirement in 2014. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.

Ms. Giardini also serves on the boards of Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc., Nevsun Resources Ltd. and Weyerhaeuser Company Limited.

Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia where she is a member of the Law Society of British Columbia (and formerly the bars of Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Audit Committee	1 of 1	4 of 4	5 of 5	100%
Health, Safety, Environment and Indigenous Peoples Committee (Chair)	1 of 1	–	1 of 1	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	2025	1906	$47,891	$38,196	$86,087	On target

14	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

David Hay

New Brunswick, Canada

Director since

August 14, 2018

Independent

Managing Director, Delgatie Incorporated

Other Public Company Directorships:

∎  N/A

Skills/Areas of Expertise include:

∎  Business Transformation

∎  Capital Markets

∎  Energy Sector

∎  Government/Regulatory/Public Policy

∎  Large Company Senior Executive

Not eligible for re-election in 2030

Mr. Hay is a corporate director and Managing Director of Delgatie Incorporated. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as his major focus (2010 to 2015). From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario (1981/82).

Mr. Hay also serves on the boards of EPCOR Utilities Inc., SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited where he was Vice Chair.

Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College) and holds his ICD.D.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	10 of 11	12 of 13	92%
Audit Committee	1 of 1	4 of 4	5 of 5	100%
Health, Safety, Environment and Indigenous Peoples Committee	1 of 1	–	1 of 1	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1525	n/a	$30,557	$30,557	On target

TSX: H HYDRO ONE LIMITED 2019 MANAGEMENT INFORMATION CIRCULAR	15

BUSINESS OF THE MEETING

Timothy E. Hodgson

Ontario, Canada

Director since

August 14, 2018

Independent

Managing Partner and Director,

Alignvest Management Corporation

Other Public Company Directorships:

∎  Alignvest Acquisition II Corporation

∎  MEG Energy Corp.

Skills/Areas of Expertise include:

∎  Accounting/Finance

∎  Business Transformation

∎  Capital Markets

∎  Large Company Senior Executive

∎  Risk Management

Not eligible for re-election in 2030

Mr. Hodgson has been a Managing Partner of Alignvest Management Corporation since 2012. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010 with overall responsibilities for the firm’s operations, client relationships and regulatory matters in the region.

Mr. Hodgson currently sits on the boards of the Public Sector Pension Investment Board (PSP Investments), MEG Energy Corp., Alignvest Acquisition II Corporation and Next Canada. Mr. Hodgson’s prior directorships include The Global Risk Institute, KGS-Alpha Capital Markets, the Richard Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	9 of 11	11 of 13	85%
Governance Committee	1 of 1	2 of 3	3 of 4	75%
Human Resources Committee	2 of 2	3 of 3	5 of 5	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1525	n/a	$30,557	$30,557	On target

16	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

Jessica L. McDonald

British Columbia, Canada

Director since

August 14, 2018

Independent

Chair of Canada Post Corporation

Other Public Company Directorships:

∎  Coeur Mining, Inc.

∎  Trevali Mining Corporation

Skills/Areas of Expertise include:

∎  Energy Sector

∎  Government/Regulatory/Public Policy

∎  Human Resources/Union Relations

∎  Large Company Senior Executive

∎  Stakeholder Engagement (including

    Indigenous Peoples)

Not eligible for re-election in 2030

Jessica McDonald serves as Chair of Canada Post, which includes in its Group of Companies a majority shareholding of Purolator Courier, and subsidiaries Innovapost and SCI Logistics. She has previously served as President and CEO of Canada Post from 2018 to 2019 on an interim basis. From 2014 to 2017 she served as President and Chief Executive Officer of British Columbia Hydro & Power Authority. Prior experience also includes: Chair of Powertech Labs, and Board Director of Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford’s Center for Energy Policy and Finance. She is a Director of the Board of Trade of Greater Vancouver, as well as a Board Director at Coeur Mining (NYSE:CDE) and Board Chair at Trevali Mining (TSX:TV). She has long experience in Government including Deputy Minister to the Premier and Head of the Public Service of British Columbia. She has been named to Canada’s Top 100 Most Powerful Women Hall of Fame, Canada’s Diversity 50, and Canada’s Top 40 Under 40.

Ms. McDonald holds her ICD.D.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Audit Committee	1 of 1	4 of 4	5 of 5	100%
Human Resources Committee	2 of 2	3 of 3	5 of 5	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1525	n/a	$30,557	$30,557	On target

TSX: H HYDRO ONE LIMITED 2019 MANAGEMENT INFORMATION CIRCULAR	17

BUSINESS OF THE MEETING

Russel C. Robertson

Ontario, Canada

Director since

August 14, 2018

Independent

Corporate Director

Nominee of the Province

Other Public Company Directorships:

∎  Bausch Health Companies Inc.

∎  Turquoise Hill Resources Ltd.

Skills/Areas of Expertise include:

∎  Accounting/Finance

∎  Capital Markets

∎  Information Technology

∎  Large Company Senior Executive

∎  Risk Management

Not eligible for re-election in 2023

Mr. Robertson is a corporate director and served as Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group from 2014 to 2016. Mr. Robertson also served as Chief Financial Officer, BMO Financial Group from 2008 to 2011 and Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson also serves on the board of Bausch Health Companies Inc. since 2016 and on the Board of Turquoise Hill Resources Ltd. since 2012, where he chairs both audit committees. Previous directorships include Virtus Investment Partners, Inc.

Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Audit Committee	1 of 1	3 of 4	4 of 5	80%
Human Resources Committee	2 of 2	3 of 3	5 of 5	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	1525	n/a	$30,557	$30,557	On target

18	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

William H. Sheffield

Ontario, Canada

Director since

August 14, 2018

Independent

Corporate Director

Other Public Company Directorships:

∎  Houston Wire & Cable Company

∎  Velan Inc.

Skills/Areas of Expertise include:

∎  Accounting/Finance

∎  Energy Sector

∎  Government/Regulatory/Public Policy

∎  Human Resources/Union Relations

∎  Large Company Senior Executive

Not eligible for re-election in 2024

Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco, Inc.

Mr. Sheffield serves on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also serves on the boards of Velan Inc., Burnbrae Farms Ltd., Longview Aviation Capital, Family Enterprise Xchange and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.

Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. Mr. Sheffield also holds his ICD.D and in 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Audit Committee (Chair)	1 of 1	4 of 4	5 of 5	100%
Health, Safety, Environment and Indigenous Peoples Committee	1 of 1	–	1 of 1	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	99	3430	$2,710	$68,753	$71,463	On target

TSX: H HYDRO ONE LIMITED 2019 MANAGEMENT INFORMATION CIRCULAR	19

BUSINESS OF THE MEETING

Melissa Sonberg

Québec, Canada

Director since

August 14, 2018

Independent

Adjunct Professor, McGill University

Other Public Company Directorships:

∎  Exchange Income Corporation

Skills/Areas of Expertise include:

∎  Business Transformation

∎  Consumer

∎  Human Resources/Union Relations

∎  Large Company Senior Executive

∎  Stakeholder Engagement (including

    Indigenous Peoples)

Not eligible for re-election in 2030

Ms. Sonberg is a corporate director and has been Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg also serves on the boards of Exchange Income Corporation, Canadian Professional Sales Association, Group Touchette and Women in Capital Markets and Equitas – International Centre for Human Rights. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa’s International Advisory Board and the McGill University Health Centre.

Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds her ICD.D.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Governance Committee	1 of 1	3 of 3	4 of 4	100%
Human Resources Committee (Chair)	2 of 2	3 of 3	5 of 5	100%

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	3050	n/a	$61,114	$61,114	On target

20	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

Thomas D. Woods

Ontario, Canada

Director since

August 14, 2018

Independent

Corporate Director and Board Chair, Hydro One Limited and Hydro One Inc.

Nominee of the Province

Other Public Company Directorships:

∎  Bank of America Corporation

Skills/Areas of Expertise include:

∎  Accounting/Finance

∎  Capital Markets

∎  Large Company Senior Executive

∎  Risk Management

∎  Stakeholder Engagement (including

    Indigenous Peoples)

Not eligible for re-election in 2028

Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and served as Vice Chairman until his retirement in 2014.

Mr. Woods serves on the boards of Bank of America Corporation, Alberta Investment Management Corporation, Unity Health Toronto (Providence HealthCare, St. Joseph’s Health Centre and St. Michael’s Hospital) (Board Chair) and CIBC Children’s Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited, Covenant House Toronto (Board Chair) and Covenant House International. Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from the University of Toronto and an MBA from Harvard Business School and he holds his ICD.D.

Public Board Interlocks
None

Board/Committee Memberships	2018 Attendance(1)
	Regular	Short-Notice	Total	%
Board of Directors	2 of 2	11 of 11	13 of 13	100%
Mr. Woods is not a member of any committee but did attend all committee meetings in 2018.

Annual Meeting Voting Results
Not applicable

Equity Ownership(2)

Year	Common shares	Director DSUs	Value of common shares ($)(3)	Value of director DSUs ($)(2)	Total value of common shares and director DSUs ($)(2)(3)	Meets share ownership requirements(4)(5)
2018	n/a	4956	n/a	$99,310	$99,310	On target

TSX: H HYDRO ONE LIMITED 2019 MANAGEMENT INFORMATION CIRCULAR	21

BUSINESS OF THE MEETING

Notes:
[1]

The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each committee thereof hold joint meetings. See also “Director Attendance” on page 23. The new directors have had numerous short-notice meetings in addition to regularly scheduled quarterly board and committee meetings given that the board was completely new and lacked institutional memory, to ensure that the board would be fully informed on all matters relating to the company and to enable the directors to discharge their fiduciary responsibilities. While this is not typical of other publicly traded companies, the directors found it necessary to have these additional meetings as they were in unusual and unprecedented circumstances.

[2]

The equity ownership of each director is presented as at March 22, 2019 in respect of 2018. The value of director DSUs is calculated using the closing price of our common shares on the TSX on the date of grant of the director DSU being:

Date of Grant	TSX Closing Value
September 28, 2018	$19.64
September 28, 2018 (dividend equivalents)	$19.59 (value date of September 12, 2018)
December 31, 2018	$20.25
December 31, 2018 (dividend equivalents)	$20.81 (value date of December 12, 2018)

Fractional director DSUs can be granted, with fractions computed to three decimal places. The number of director DSUs in this table have been rounded.
[3]	The value of the common shares (rounded) held by each applicable director is calculated using the acquisition cost per share of such common shares on the date of purchase.
[4]

Pursuant to the corporate governance guidelines, each non-employee director is expected to achieve his or her share ownership target (being 3x the annual board membership retainer) within six years following the date of their appointment to the board. The current corporate governance guidelines require a non-employee director’s share ownership to be calculated on December 31st each year (based on the original acquisition cost or grant value rounded) and compared to the share ownership requirement.

[5]

The status under share ownership requirement is calculated by dividing the directors’ total value of common shares and director DSUs as of December 31st of the relevant year by the amount of the annual retainer.

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Cease Trade Orders and Bankruptcies

Except as described below, no director:

•

is, or within the last 10 years has served as, a director or (i) a chair, vice-chair or president, (ii) a chief executive officer or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production; or (iv) an individual performing a policy making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

is, or within the last 10 years has served as, a director, chief executive officer or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Blair Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments in October 2016.

Penalties or Sanctions

None of the directors of Hydro One have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

Director Attendance

Directors are expected to attend board meetings, meetings of the committees on which they serve and the annual meeting of shareholders. The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each committee thereof hold joint meetings.

The former directors held 5 regular board meetings and 4 short-notice (non-regularly scheduled) board meetings from January 1, 2018 to August 13, 2018. Since the effective date of their appointment in August 2018, the nominated directors held a total of 13 board meetings: 2 were regular board meetings and 11 were short-notice (non-regularly scheduled) board meetings. As previously disclosed on page 9 of this circular, the new directors held numerous short-notice meetings in addition to regularly scheduled quarterly board and committee meetings. Given that the board was completely new and lacked institutional memory, ensuring that the board was fully informed on all matters relating to the company was critical to enabling the directors to discharge their fiduciary responsibilities. While this is not typical of other publicly traded companies, the directors found it necessary to have these additional meetings as they were in unusual and unprecedented circumstances.

Please refer to the individual nominated director profiles commencing on page 12 for their attendance record at board and committee meetings in 2018. The average attendance of the nominated directors at board and committee meetings in 2018 was 97% and 96%, respectively.

In Camera Meetings

Over the period from August 14, 2018 until December 31, 2018, there were a total of 28 board and committee meetings held by the nominated directors. Prior to that time, a total of 24 board and committee meetings held by the former directors since January 1, 2018. At each meeting of the board, the independent directors hold an in camera meeting at which non-independent directors and members of management are not present unless the board chair otherwise determines. Each committee of the board also holds in camera sessions at each committee meeting, unless the chair of the applicable committee determines otherwise. The committees meet regularly, but no less than quarterly. These sessions encourage open and candid discussion among the directors. In 2018, an in-camera meeting was held at each of the board and committee meetings held by both the nominated directors and the former directors.

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BUSINESS OF THE MEETING

Recognizing the importance of independent dialogue, the board has also established a practice in which the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed privately. The former audit committee also met in camera with the then SVP, Finance (acting in the capacity of CFO) and the CFO during its three quarterly meetings. The then SVP, Finance (acting in the capacity of CFO) and then, following his appointment in March, the CFO also met privately with the former audit committee chair prior to each audit committee meeting. The current audit committee also met in camera with the Acting CFO during its November 2018 quarterly meeting. The Acting CFO also met privately with the current audit committee chair prior to each audit committee meeting.

What We Expect From Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

Personal Attributes	• Business expertise, financial literacy and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position
•  High ethical standards and integrity in personal, business and professional dealings
•  Strong listening, communication and advocacy skills and motivation and ability to engage effectively in board and committee work

Stewardship

•  Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives

•  Comply with the corporate governance guidelines of the company and perform their duties as board members

•  Ability to act independently of management (for directors who are not members of management) and to be accountable for board decisions to stakeholders as a whole, and not to any specific shareholders or other stakeholders

Integrity

•  Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

•  Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s code of business conduct

Participation

•  Devote sufficient time to his or her responsibilities and prepare for each board and relevant committee meeting

•  Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions

•  Work constructively and effectively with other directors, officers, employees and advisors of the company

Education	• Continuously advance his or her knowledge about the company’s business and operations, the communities in which it operates and emerging trends and issues and significant strategic initiatives

Director Compensation

The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for all expenses incurred in fulfillment of their duties, including travel expenses. Hydro One’s director compensation policy and levels were originally established in 2015 (prior to the company’s initial public offering (IPO)).

In August 2017, the chair of Hydro One’s then governance committee of the board engaged Hugessen Consulting Inc. to conduct a compensation benchmarking review for non-executive directors of Hydro One using the same peer group of companies used for executive compensation benchmarking at the time. As a result of the review, the governance committee recommended to the board, and the board approved, the following changes to the company’s director compensation policy effective on January 1, 2018: a $25,000 increase to the directors’ annual retainer (to $185,000), a $70,000 increase to the Chair of the board’s annual retainer (to $330,000) and an increase of $5,000 for the Chairs of the audit committee and human resources committee (to $25,000 each).

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Pursuant to the July 11 letter agreement, the company agreed to reduce the compensation of the directors to the levels that existed as at December 31, 2017 pursuant to the then-existing director compensation policies and the former directors agreed to forego any compensation for service as directors after June 30, 2018.

The chart below outlines Hydro One’s annual director compensation breakdown that was in effect from August 14, 2018 until March 6, 2019 for the nominated directors who were appointed effective August 14, 2018:

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	130,000	130,000	260,000
All other directors	80,000	80,000	160,000
Committee chair retainers	20,000	—	20,000
	No meeting attendance fees

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018. The Hydro One Accountability Act, 2018 required the new board of directors to establish a new compensation framework for the board of directors, CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One by no later than February 15, 2019. The new executive compensation framework, and any amendments to it, would not be effective until approved by the Management Board of Cabinet. The company’s proposed compensation framework was not approved and, on February 21, 2019, pursuant to the authority granted by the Hydro One Accountability Act, 2018, the Management Board of Cabinet issued a directive to Hydro One regarding executive compensation (directive). The directive set out certain compensation-related requirements for the CEO, other executives and board of directors of Hydro One which Hydro One must follow when developing its board and executive compensation framework. The directive required Hydro One’s new compensation framework to include, among other things, a cap on total maximum annual compensation for members of its board of directors as follows: the total maximum annual compensation for the Chair of the board of directors is not to exceed $120,000 per annum, the total maximum compensation for committee chairs is not to exceed $85,000 and the total maximum annual compensation for other directors is not to exceed $80,000. The maximum total compensation for the board of directors, including the Chair of the board of directors, may be adjusted annually by the lesser of the rate of Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees.

The directive required Hydro One to submit the new compensation framework to the Management Board of Cabinet for consideration and final approval. On February 28, 2019, Hydro One submitted a new compensation framework which included the elements outlined in the directive to the Management Board of Cabinet for approval, and on March 7, 2019, the Management Board of Cabinet approved it.

The chart below outlines Hydro One’s new annual director compensation breakdown effective March 7, 2019 in compliance with the directive:

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	60,000	120,000
Committee member	40,000	40,000	80,000
Committee chair	42,500	42,500	85,000
	No meeting attendance fees

The company’s director compensation and expense policy applies to non-employee directors.

Directors are required to receive 50% of their annual director retainer as an equity component in the form of director DSUs. They may elect to be paid up to 100% of the cash component in the form of director DSUs. Hydro One has adopted a non-employee director deferred share unit plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares. Board committee chairs can choose to take their annual committee chair retainer in cash or equity.

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BUSINESS OF THE MEETING

For 2018, both the former directors and the nominated directors received all of the equity component of their annual director retainer payable in director DSUs.

Director Share Ownership Requirements

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold significant investment in Hydro One. The corporate governance guidelines require directors who are non-executives of Hydro One to retain a minimum holding of common shares or director DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of his or her appointment to the board. Prior to the Management Board of Cabinet’s approval of the new compensation framework on March 7, 2019, the ownership requirement for directors appointed in August 2018 was $480,000, except for the board chair, whose share ownership requirement is $780,000. Under the approved new compensation framework, the ownership requirement for directors will be as follows:

Chair	$360,000
Other Directors	$240,000

Under the corporate governance guidelines of the company, directors must hold three times their retainer in share-based compensation (shares or DSUs) for a period of 12 months following their departure from the board.

Director Compensation Table

Nominated Directors

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One from Hydro One and its subsidiaries for the year ended December 31, 2018:

Total Compensation					Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as director DSUs ($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie L. Brant	60,870	—	—	60,870	30,435	30,435	50
Blair Cowper-Smith	60,870	7,608	—	68,478	34,239	34,239	50
Anne Giardini	60,870	7,608	17,500	85,978	47,935	38,043	56
David Hay	60,870	—	2,500	63,370	32,935	30,435	50
Timothy E. Hodgson	60,870	—	—	60,870	30,435	30,435	50
Jessica L. McDonald	60,870	—	8,000	68,870	38,435	30,435	50
Russel C. Robertson	60,870	—	—	60,870	30,435	30,435	50
William H. Sheffield	60,870	7,608	—	68,478	—	68,478	100
Melissa Sonberg	60,870	7,608	3,500	71,978	11,108	60,870	89
Thomas D. Woods	98,913	—	—	98,913	—	98,913	100

Notes:
[1]	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.
[2]	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
[3]	Excludes travel fees in the calculation.

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Former Directors

The following table provides a summary of the compensation earned by the non-employee former directors of Hydro One from Hydro One and its subsidiaries from January 1, 2018 to June 30, 2018(1):

Total Compensation					Form of Payment(2)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(2)	Received as Cash ($)	Value Received as director DSUs($)(3)	Director DSU Component of Total Compensation (%)(4)
Ian Bourne	92,500	12,500	3,000	108,000	55,500	52,500	50
Charles Brindamour	92,500	—	—	92,500	—	92,500	100
Marcello (Marc) Caira	92,500	—	—	92,500	—	92,500	100
Christie Clark	92,500	—	—	92,500	—	92,500	100
George Cooke	92,500	—	—	92,500	46,250	46,250	50
David F. Denison	165,000	—	—	165,000	—	165,000	100
Margaret (Marianne) Harris	92,500	10,000	—	102,500	—	102,500	100
James Hinds	92,500	—	—	92,500	—	92,500	100
Kathryn Jackson(5)	68,612	—	1,500	70,112	35,806	34,306	50
Roberta Jamieson	92,500	—	1,000	93,500	47,250	46,250	50
Frances Lankin	92,500	—	1,500	94,000	47,750	46,250	50
Philip S. Orsino	92,500	12,500	—	105,000	—	105,000	100
Jane Peverett	92,500	10,000	5,000	107,500	56,250	51,250	50
Gale Rubenstein	92,500	—	—	92,500	46,250	46,250	50

Notes:
[1]

Each of the former directors voluntarily agreed to forego any further remuneration, benefits, awards or other compensation for his or her service as a director following June 30, 2018 through to the effective date of resignation and retirement. Other than as noted in the table, the former directors did not receive any other form of equity or non-equity compensation in connection with their service as directors.

[2]	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.
[3]	All director DSUs are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
[4]	Excludes travel fees in the calculation.
[5]	Ms. Jackson did not stand for re-election at the company’s May 15, 2018 annual general meeting and was therefore compensated until May 14, 2018.

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CORPORATE GOVERNANCE

Corporate Governance

Hydro One and the board recognize the importance of corporate governance to the effective long term management of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One’s Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect its commitment to corporate governance best practices. Our practices meet or exceed the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange, including the national policy entitled “Corporate Governance Guidelines” and related disclosure requirements. The corporate governance committee and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and makes recommendations to the board for change on an ongoing basis.

Approval of the board by way of a special resolution of at least two-thirds of the votes cast at a board meeting or the unanimous written consent of all directors is required in order to make changes to the director skills matrix, board diversity policy, majority voting policy, stakeholder engagement policy, corporate disclosure policy, corporate governance guidelines, mandate for the Hydro One Ombudsman, mandates of the board and its committees, position descriptions for the CEO, the board chair, the directors and the committee chairs, code of business conduct, whistleblower policy, executive share ownership guidelines and anti-hedging policy and compensation recoupment policy.

You can find more information on our governance practices on our website at: https://www.hydroone.com/about/corporate-information/governance

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Governance at a Glance

✓ What We Do	× What We Don’t Do

✓    All of the nominated directors are independent (page 10)

✓    Board committees are 100% independent (page 37)

✓    Separate roles of board chair and the CEO (pages 34 and 35)

✓    Board chair is an independent director (page 34)

✓    Majority voting policy for directors (page 10)

✓    Unless otherwise determined by the board, shareholders will have annual say on pay (page 3)

✓    Term limits for directors (page 39)

✓    Disclose directors’ equity holdings (starting on page 12)

✓    Share ownership requirements for directors (page 26)

✓    Strong risk oversight (page 30)

✓    Board committees have full authority to retain independent advisors

✓    Limits on other public company directorships and board interlocks (page 41)

✓    40% female directors, which met our diversity policy aspiration of 40% female directors (page 40)

✓    Independent directors meet without management present at each board and committee meeting (pages 23 and 24)

✓    Formal process for annual board assessments (page 41)

✓    Code of business conduct to guide ethical behaviour (page 32)

✓    Shareholders and other stakeholders can contact the board chair, independent directors and committee chairs (inside of the back cover)

✓    Formal director orientation and education program (pages 35 and 36)

✓    Formal succession planning process for executives, including the CEO, and the board (pages 31 and 32)

✓    Reasonable quorum requirements – a majority of the board or committee is required to meet quorum and quorum for shareholder meetings is at least 2 persons holding at least 25% of the common shares

✓    No casting votes for board chair

✓    The board has adopted written position descriptions for the board chair, the President and CEO, directors and the chair of each board committee.

×   No slate voting for directors

×   No management directors on board committees

×   No over-boarded directors; no director sits on more than 4 public company boards(1)

×   No stock option awards for directors

×   No staggered board

×   No dual class shares, non-voting or subordinated voting shares

×   No monetization or hedging of our common shares or equity compensation

×   While the board chair is invited to and attends all committee meetings, he has no voting rights at such meetings.

Note:

[1]	Totals do not include directorships on Hydro One Inc. Our governance agreement with the Province requires the board of directors of Hydro One Inc. to have the same members as the company’s board.

Board Mandate

The mandate of the board is to oversee the business and affairs of Hydro One. As part of that mandate, the board is responsible for overseeing the interests of Hydro One’s customers which are fundamental to, and inform, Hydro One’s business and strategy. The board approved the mandate of the Hydro One Ombudsman who reports directly and regularly to the governance committee of the board. The board also receives comprehensive customer service reports which are a standing item at every regular board meeting. The board has adopted a written mandate, which is attached as Schedule “A” to this circular.

Board’s Role in Strategy

The board oversees our strategic direction and holds management accountable for executing the company’s strategy. The board participates in our strategic planning process throughout the year by reviewing and approving our strategic plan (taking into account the opportunities and risks of our business), regularly scrutinizing management’s execution of business plans and their results and annually assessing the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers. The board dedicates at least one meeting every year for these purposes.

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CORPORATE GOVERNANCE

Board’s Role in Overseeing Risk

Our risk oversight framework sets the foundation for overseeing the identification and management of our principal business risks. The board has delegated to the audit committee the responsibility of reviewing and approving our major risk policies, our enterprise risk management framework and identifying the list of key risks that the company plans to prioritize in the next year. The audit committee also assesses the key risks facing the company.

The board retains overall responsibility for overseeing the management of risk for the company. The audit committee assists the board by ensuring that the risks identified are allocated where appropriate to the board committees, consistent with the general scope of their respective responsibilities. As part of their assessment, the committees are expected to consider the likelihood and magnitude of the specific risks within their mandates (as identified in the chart below) and, through committee cross-appointments and other procedures, the potential compounding effects of risks. The audit committee annually reviews the company’s risk profile with the officers of the company while the President and CEO has ultimate accountability for managing the company’s risks.

Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee	Board of Directors
Cyber/ Power System Security (NERC, Physical) Risk	Government Policy Uncertainty	Human Resources Risk	Indigenous Relationship Uncertainty	Cost/ Productivity Uncertainty

Information Technology and Data Risk	Customer Relationship Uncertainty	Pension Fund Performance	Employee Injuries/Work Related Absenteeism	Capital Work Program Accomplishment

Market/ Economic Conditions		Labour Unions Relationship Uncertainty	Environment Risk	Supply Chain Risk

Financial Risk			Public Safety/ Security	Deteriorating, Inadequate or Uncertain Tx Asset Condition

Regulatory Uncertainty				Deteriorating, Inadequate or Uncertain Dx Asset Condition

Code of Conduct Non-Compliance (Fraud)				Inadequate or Uncertain Dx Asset Capacity/ Configuration

Inadequate or Uncertain Tx Asset Capacity/ Configuration

Outsourcing Risk

Growth/ Innovation (Strategic Risk)

To assist the board in identifying the key risks faced by the company, management presents an assessment of key risks and risk mitigation/management to the board on an annual basis along with how such risks are mitigated or managed. The last assessment was completed on February 21, 2019. Key risks for the company include:

a)

regulatory risks and risks relating to Hydro One’s revenue (including risks related to obtaining rate orders, risks relating to actual performance against forecasts, risks relating to regulatory treatment of the deferred tax asset, risks relating to other applications to the OEB, risks related to the rate setting models for transmission and distribution, risks related to capital expenditures and risks related to recoverability of total compensation costs);

b)

risks relating to the company’s relationship with the Province (including government action (including the directive reflecting the importance of electricity rates for Ontarians), ownership and continued influence by the Province and share ownership restrictions, nomination of directors and confirmation of CEO and chair, board removal rights, more extensive regulation, future sales of common shares by the Province and limitations on enforcing the governance agreement);

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c)	executive recruitment and retention risk and management retention;

d)	Indigenous claims risks;

e)	risks arising from transfer of assets located on reserves;

f)	compliance with laws and regulations;

g)	risk of natural and other unexpected occurrences;

h)	risk associated with information technology infrastructure and data security;

i)	labour relations risk;

j)	work force demographic risk;

k)	risk associated with arranging debt financing;

l)	market, financial instrument and credit risk;

m)	risk relating to asset condition and capital projects;

n)	health, safety and environmental risks;

o)	pension plan risk;

p)	other post-employment and post-retirement benefits risks;

q)	risk associated with outsourcing arrangements;

r)	risk from provincial ownership of transmission corridors;

s)	litigation risks;

t)	transmission assets on third party lands risk;

u)	reputational, public opinion and political risk; and

v)	risks associated with acquisitions.

A comprehensive description of all of the above key risks is provided in the company’s Annual Information Form and Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 and in other filings made by the company with the securities regulatory authorities in Canada. Please refer to Hydro One’s profile on SEDAR at www.sedar.com. The board’s assessment of the relative significance of these risks may change over time.

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy. The work is carried out mainly by the audit committee, which oversees our key controls over financial reporting, certifications of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the Chief Financial Officer (the CFO) and head of internal audit and also with the external auditors without management present, receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls, and oversees Hydro One’s code of business conduct (the code of business conduct) and Hydro One’s whistleblower policy (the whistleblower policy), which includes procedures for receiving and resolving complaints about accounting or auditing matters.

Talent Management: Leadership Development, Succession Planning and Performance Assessment

We have robust succession planning and talent management processes which focus on developing our executive talent to support our long term business strategy and ensure management succession. The board oversees development and implementation of our leadership development strategy with the support of the human resources committee. The human resources committee reviews the qualifications, experience and capabilities of executives on the succession plan, reviews candidates for our most senior roles, including the President and CEO, and ratifies the appointments of the President and CEO’s direct reports who hold an executive vice president level position.

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CORPORATE GOVERNANCE

Our succession planning strategy seeks to ensure that we have a pool of highly skilled and talented employees available and ready to step into senior leadership and other critical roles as the need may arise. In addition, we focus on our talent management processes, our structured assessments and discussions which develop high potential employees for positions for which they have an interest and are well suited. We identify critical roles; roles which are integral to the continuity of the business and we recognize that these roles require rigorous and focused succession planning to prevent disruptions caused by unexpected vacancy or inappropriate replacement. High potential talent is provided with focused accelerated development opportunities so our successor nominees are provided with experiential learning to strengthen their competencies and readiness for the next role.

As a result of the resignation of the company’s prior President and CEO, a process was undertaken under the supervision of the ad hoc CEO Selection Committee composed of independent directors to identify the company’s new President and CEO. As noted on page 9, once constituted, the CEO Selection Committee engaged Egon Zehnder to assist it with the recruitment process and identify a number of potential candidates. The CEO Selection Committee created a CEO profile to meet the requisite skills and qualifications for the role.

The human resources committee reviews the President and CEO’s assessment of the performance of the President and CEO’s direct reports who hold executive vice president level positions. The human resources committee also assesses the President and CEO’s performance against the President and CEO’s mandate and the short and long term objectives that were set at the beginning of the year.

Ethical Business Conduct

The company has a written code of business conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The code of business conduct sets out Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the code of business conduct, to the extent feasible, in their dealings with or on behalf of Hydro One. The code of business conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including accounting and financial reporting) and relationships with outside stakeholders including investors, customers, public officials and third parties, conduct during investigations and compliance and reporting obligations. The full text of the code of business conduct can be found on Hydro One’s website at www.HydroOne.com or is available under Hydro One’s profile on SEDAR at www.sedar.com.

The board monitors compliance with the code of business conduct through the audit committee. Any actual, potential or suspected violation of the code of business conduct can be reported anonymously directly to the company’s chief ethics officer, as confidential designee of the company, or via ClearView Connects, a confidential independent third-party ethics reporting service (www.clearviewconnects.com) in accordance with the whistleblower policy.

Anyone is free to report a Code of Business Conduct or Whistleblower Policy violation anonymously to our Third Party Hotline, ClearView Connects, 24/7/365 by:
www.clearviewconnects.com
1.866.921.4491
P.O. Box 11017, Toronto, Ontario, M1E 1N0 (confidential)

In 2018, Hydro One implemented a Supplier Code of Conduct, which sets out the standard of business behaviour expected of Hydro One’s suppliers, including to act with honesty and integrity, be guided by the company’s ethical values, and comply with both the spirit and intent of the Supplier Code.

Whistleblower Policy

The whistleblower policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our code of business conduct and applicable laws. Employees concerned about any of these matters are encouraged to discuss the matter with their supervisor and may report concerns anonymously directly to the company’s chief ethics officer, as confidential designee of the company, or via ClearView Connects, a confidential independent third-party reporting service (www.clearviewconnects.com). The whistleblower policy also includes anti-retaliation provisions in order to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party. The audit committee reviews all matters reported under the whistleblower policy and their disposition.

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Fraud Risk Assessment Management Program (FRAMP)

On February 12, 2018, the then audit committee approved the Fraud Risk Assessment Management Program (FRAMP) and Policy, which included the adoption of a Fraud Risk Assessment Management Policy and Anti-Bribery and Anti-Corruption Policy. The FRAMP Policy was developed to reference and work in concert with the code of business conduct and whistleblower policies. A fraud risk assessment will be performed on an annual basis as part of Hydro One’s continuing commitment to the FRAMP. These annual risk assessments will reflect current risk fraud exposures and responses in light of the changing environment in which Hydro One operates. A majority of employees received training on the FRAMP by December 31, 2018.

Stakeholder Engagement

The company is committed to understanding the interests of and maintaining and enhancing long term relationships with its investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations and other stakeholders and communities in which the company operates. The board has adopted a stakeholder engagement policy in order to promote open, effective and sustained dialogue with stakeholders consistent with the company’s insider trading policy, the corporate disclosure policy and with the company’s obligations to provide fair disclosure and maintain effective disclosure controls and procedures. Following the appointment of the nominated directors in August 2018, the board Chair and several directors met with the company’s largest shareholders in order to listen to their opinions and concerns. Management also conducted a shareholder survey in mid-October to gauge prevailing sentiment within the investor community. Unbiased and confidential interviews were conducted with investors, previous shareholders and buy and sell-side analysts. The results were shared with the governance committee.

Shareholders may make their views known through individual voting for directors and other matters submitted to shareholders for approval. Alternatively, shareholders and other stakeholders may engage with representatives at the company by contacting Hydro One’s Vice-President, Investor Relations at investor.relations@HydroOne.com.

Below is a summary of some of the important strides made by the company in 2018 with some of its largest stakeholders:

(a) Customers:

Based on customer feedback received, Hydro One implemented a new bill which includes an easy-to-understand and easier to read format, new visuals to help customers better understand their usage and more customer friendly language. Customer benefits have since been realized with the redesigned bill including improved comprehension and increased satisfaction with bill calculations and bill handling.

(b) Large Customers:

In addition to the strong operational performance for residential and small business customer segments, a number of advances have been made in the large customer segment as well. In the most recent annual survey, overall satisfaction with Hydro One’s transmission customers increased to approximately 90% in 2018, the highest in the company’s history. The positive results of the 2018 survey demonstrate a consistent effort to set a high standard for all customer service experiences.

(c) Communities:

To demonstrate Hydro One’s renewed commitment as a customer-focused company, the company’s Community Relations team continues to support Hydro One’s forestry and capital projects by building relationships with the local communities across the province through proactive, transparent, and collaborative communication and through its Community Investment Program. As a part of our commitment to timely and transparent engagement, in 2018 Hydro One’s Community Relations team conducted more than 60 face-to-face briefings with elected officials and held more than 25 community workshops and information centres in support of 80 capital and forestry projects. In 2018, Hydro One invested approximately two million dollars in local communities by supporting charitable programs and sponsoring events. Our employees and pensioners also contributed to local communities by donating over one million dollars to charities across the province.

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(d) Indigenous Peoples:

In response to an expression of needs communicated by First Nations to Hydro One, in 2017 Hydro One launched the First Nations Conservation Program (FNCP), which provides free energy audits, appliance upgrades and home weatherization to First Nation communities. This program is expected to run to 2020, potentially serving all 88 First Nation communities in Ontario that we serve and helping individuals save energy and make their homes more comfortable. In 2017 and 2018, 3,500 First Nation customers in 23 communities participated in the FNCP. In addition, during 2018, Hydro One delivered one provincial and five regional Indigenous Peoples engagement sessions where it met with all 88 First Nation communities served by Hydro One Networks Inc.

As part of our commitment to Indigenous communities, we have a dedicated Community Investment program that is accessible to these communities. In 2018, Hydro One committed to increasing this funding by approximately 16.5% for 2019.

Hydro One is committed to increasing procurement opportunities for Indigenous businesses to support their aspirations for self-sustainability. To this end, Hydro One delivered eight Regional Indigenous Procurement Workshops and engaged with over 150 individual Indigenous businesses and economic development representatives in 2018 which helped register new Indigenous businesses and provided a forum where suppliers could make connections with local Indigenous businesses. These engagement efforts were instrumental in increasing Hydro One’s total Indigenous procurement spend in 2018 to approximately $39.4 million, representing Hydro One’s highest Indigenous spend ever.

Hydro One is committed to supporting First Nation customers in reducing and/or eliminating electricity arrears by promoting access to billing payment and energy conservation programs to reduce home energy use and, correspondingly, their electricity bill over the long term. In 2018, Hydro One delivered the Get Local Initiative in 66 First Nation communities which included 26 new communities from those visited in 2017, whereby a total of 712 one-on-one sessions were completed with First Nation customers. These engagement meetings led to proactive payment plan measures resulting in a reduction of approximately $12.3 million in First Nation customer arrears in 2018 – this represents a record year since the First Nation Get Local Initiative started in 2016.

Hydro One is committed to increasing Indigenous representation in all levels of its workforce. In 2018, Hydro One participated in 12 Indigenous Career Fairs across Ontario and interacted with well over 1000 Indigenous students at these events. Hydro One’s participation included the attendance of many of Hydro One’s Indigenous field employees sharing their stories on the benefits in working at Hydro One. These engagement efforts helped Hydro One in hiring 6 new Indigenous employees as part of its regular workforce.

Hydro One is committed to increasing Indigenous cultural awareness among its employees at all levels and more particularly wants to ensure its employees have the skills, knowledge and resources necessary to develop and maintain relationships with Indigenous peoples and communities based on mutual respect and trust. As such, Hydro One implemented a four pronged Indigenous Relations Leadership Learning Program in the third quarter of 2017. In 2017, 88 of 95 (93%) of employees who were director-level and above completed the online Indigenous Cultural Awareness Course and the in-class training course was delivered to 100% of employees who are director-level and above. In 2018 Hydro One delivered the On Line Indigenous Cultural Awareness Course to 187 or 58% of all managers with direct report(s).

Board Structure

The structure and role of the board is consistent with leading governance practices and reflect the requirements of the governance agreement. The board has adopted written position descriptions for the board chair, the President and CEO, directors and the chair of each standing board committee

Board Chair

The board chair is responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities effectively, efficiently and independent of management. Under the governance agreement, the board chair is nominated and confirmed annually by special resolution of the board. The board chair is required to be separate from the President and CEO and must be independent of Hydro One and independent of the Province.

The board chair’s key responsibilities include providing leadership to the board to enhance the board’s effectiveness for certain accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders. The board chair presides over all board meetings, chairs all sessions with the independent directors, supports and assists in director orientation and continuing education and ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole.

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President and CEO

The President and CEO is responsible for managing and providing strategic direction to Hydro One, including the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the company. Under the governance agreement, the appointment of the President and CEO is confirmed annually by special resolution of the board.

Board Committees

Four standing committees assist the board in carrying out its duties and responsibilities. Descriptions of the committee mandates and membership are included in the circular starting on page 42. Except for the board chair and the President and CEO, all directors serve on two board committees. The board chair regularly attends each committee meeting by standing invitation.

As noted on page 9, once constituted, the nominated directors established a CEO Selection Committee composed of independent directors to identify and select a candidate to serve as Hydro One’s new President and CEO after Mayo Schmidt’s retirement as President and CEO on July 11, 2018. After interviewing several executive recruitment firms, the CEO Selection Committee engaged Egon Zehnder to assist it with the recruitment process and identify a number of potential candidates. The CEO Selection Committee created a CEO profile to identify the requisite skills and qualifications for the role.

In addition, following their appointment the current board members established other ad hoc committees from time to time to review and address certain matters.

Committee Chairs

Committee chairs must be independent directors. They are responsible for providing leadership to the committee, facilitating the functioning of the committee independently of management and reporting to the board on its activities and its compliance with the committee’s mandate, and providing input to the board chair and the chair of the governance committee on succession planning for their position and each committee, generally.

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. As a demonstration this commitment, copies of the board committee mandates and other important governance-related materials are readily available to the public in the corporate governance section of our website at https://www.hydroone.com/about/corporate-information/governance.

Orientation and Continuing Education

The company has in place a director orientation and continuing education program for directors in accordance with Hydro One’s corporate governance guidelines (the corporate governance guidelines). The program has been in effect since 2001 and is regularly benchmarked and updated against the Director Education Programs of other public companies. Given the turnover that occurred on the board in 2018, the director orientation and continuing education program was enhanced in 2018 to provide the nominated directors with important tools to carry out their fiduciary duties.

The program has two purposes:

1)	to familiarize newly appointed members of the board with their responsibilities as directors and with the various business activities of Hydro One; and

2)	to help individual directors maintain and enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the company’s business remains current.

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a. Director Orientation:

The purpose of the director orientation program is to familiarize new directors with Hydro One’s strategic plans, the significant financial, accounting and risk management issues, compliance programs, pension plans and its code of business conduct.

Upon appointment, new directors are provided access to Diligent Boardbooks, which contains the Hydro One Directors Information Manual. The Manual contains information on many topics including committee mandates, enterprise risk management framework, Board and Committee Work Plans and Corporate Governance Guidelines.

Upon appointment to a new committee, each director receives copies of minutes for the most recent committee meetings and a copy of the committee’s mandate. New committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on the key aspects of the company’s business affairs, activities, corporate governance structure and its policies and procedures. In addition, directors are also provided with access to the company’s secure board portal which provides online access to all meeting materials required for the meetings and the director’s information manual which contains information on board and committee mandates, position descriptions for the board chair, President and CEO, committee chairs and individual directors, and copies of the company by-laws and corporate governance guidelines

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfill their duties and to seek additional information if necessary.

b. Continuing Education:

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

•	information briefings and education sessions, including “Lunch and Learn” internal educational sessions to be held between regular board and committee meeting dates;

•	presentations and updates from senior management;

•	site visits; and

•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business.

The company also supports continuing education opportunities outside the company and each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the member’s knowledge of the company’s industry and other areas of interest relevant to the company’s businesses and affairs. Approval by the board chair or the chair of the governance committee is required to attend such programs with the financial support of the company.

In 2018, a majority, if not all, of the board nominees participated in internal education sessions which dealt with various topics including Hydro One’s Purpose and Values, an overview of the regulated versus unregulated business, the Hydro One Accountability Act, 2018, regulatory filings, financial matters and credit ratings, customer bills and financial statements and disclosures.

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Independence of the Board of Directors

The board currently consists of 10 directors, all of whom are both independent of Hydro One and independent of the Province. The following table summarizes the committee memberships and independence status of board members.

	Committees					Independence
Director	Audit	Governance	Human Resources	Health, Safety, Environment and Indigenous Peoples	CEO Selection Committee	Independent of Hydro One	Independent of the Province
Cherie L. Brant	—	✓	—	✓		✓	✓
Blair Cowper-Smith	—	Chair	✓	—		✓	✓
Anne Giardini	✓	—	—	Chair		✓	✓
David Hay	✓	—	—	✓		✓	✓
Timothy E. Hodgson	—	✓	✓	—	Chair	✓	✓
Jessica L. McDonald	✓	—	✓	—	✓	✓	✓
Russel C. Robertson	✓	—	✓	—		✓	✓
William H. Sheffield	Chair	—	—	✓	✓	✓	✓
Melissa Sonberg	—	✓	Chair	—	✓	✓	✓
Thomas D. Woods[1]	—	—	—	—	✓	✓	✓

Note:

[1]	Mr. Woods is an ex-officio member of the CEO Selection Committee.

Please refer to the individual director profiles commencing on page 12 for their attendance record at board and committee meetings in 2018.

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Skills and Experience of the Board

The Province and the Ad Hoc Committee described on page 8 of this circular used the skills matrix below to appoint the nominated directors. The matrix (which was developed by the former directors) shows the board’s mix of key skills and experience in areas that are important to the company’s business. The skills and experience matrix is also used to identify those skills for which the company will recruit when making changes to its board. Each director brings relevant experience to the board. The following chart outlines the top five key areas of skills and experience for each director:

Major Competencies

Director	Accounting/ Finance	Human Resources / Union Relations	Consumer	Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/ Regulatory/ Public Policy	Information Technology	Risk Management	Business Transformation	Large Company Senior Executive
Cherie L. Brant				✓	✓	✓	✓			✓
Blair Cowper-Smith	✓	✓		✓			✓			✓
Anne Giardini		✓				✓	✓		✓		✓
David Hay				✓	✓		✓			✓	✓
Timothy E. Hodgson	✓				✓				✓	✓	✓
Jessica L. McDonald		✓		✓		✓	✓				✓
Russel C. Robertson	✓				✓			✓	✓		✓
William H. Sheffield	✓	✓		✓			✓				✓
Melissa Sonberg		✓	✓			✓				✓	✓
Thomas D. Woods	✓				✓	✓			✓		✓
Total directors with experience	5	5	1	5	5	5	6	1	4	5	8

The above-noted skills matrix will be reviewed in August as part of the governance committee’s 2019 work plan.

Description of Competencies:

Accounting/finance: senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or International Financial Reporting Standards);

Human resources/union relations: strong understanding of human resource development, organizational/personal development and training working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs;

Consumer: experience with mass consumer-facing business;

Energy sector: experience in the electricity industry, combined with a strong knowledge of market participants;

Capital markets: experience in investment banking, finance or in major mergers and acquisitions;

Stakeholder engagement (including Indigenous Peoples): experience in or a strong understanding of communications and relations with investors, customers, regulators, and community relations, especially experience in relations with Indigenous communities;

Government/regulatory/public policy: experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally;

Information technology: experience in information technology with major implementations of management systems;

Risk management: experience or understanding of enterprise risk management systems, procedures and practices;

Business transformation: experience driving strategic direction changes and leading growth of an organization;

Large company senior executive: experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization.

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Nomination of Directors

The governance committee identifies qualified candidates for election to the board, having regard for their independence, background, experience and skills and the alignment of such candidates’ experience and skills with Hydro One’s needs. Under the governance agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The governance committee communicates with and makes recommendations to the Province respecting potential candidates for director, including potential candidates for nomination by the Province. The Province has no obligation to nominate any of the individuals recommended as one of its director nominees.

Director nominees must meet the director qualification standards set out in the governance agreement, including the prescribed director independence requirements and requirements under securities laws and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the governance agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards. A majority of the board must at all times be resident Canadians.

Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting of shareholders, each of the Province and the governance committee will notify the other of its proposed director nominees. If a proposed nominee is not already a director of Hydro One or is then a director but whose circumstances have materially changed in a way that would affect whether she or he would continue to meet the director qualification standards under the governance agreement, then the Province or the committee, as the case may be, will have 10 business days to confirm that nominee or reject that nominee on the basis that the nominee does not meet those director qualification standards.

If a director nominee of the Province or the governance committee is rejected, the Province or the committee will be entitled to nominate additional candidates until a nominee is confirmed by the other. If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated. The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders.

The Province is required under the governance agreement to vote in favour of all director nominees of Hydro One. That obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the board chair.

All of the directors owe a fiduciary duty to act honestly, in good faith and in the best interest of the company regardless of whether they are nominated by the Province or by the company’s governance committee.

Board Renewal and Term Limits

The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service and a mandatory retirement age, which are set out in the corporate governance guidelines.

Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the governance committee. No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board. Additionally, after a director has held the position of committee chair for a period of four years, the governance committee will review and consider whether a change to the committee chair would be appropriate.

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Diversity Policy

The board has adopted a board diversity policy (the diversity policy) which formalizes the company’s commitment to diversity and its desire to maintain a board comprising talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which it operates, including an appropriate number of female directors. Although the board has not adopted a formal target for the representation of women on the board, it aspires towards a board composition in which each gender comprises at least 40% of the directors on the board. Currently, the board includes four female directors (40%).

The Board diversity policy can be found here on the Company’s website:

https://www.hydroone.com/about/corporate-information/governance

In considering the composition of the board and the identification of qualified nominees for election as directors, the governance committee assesses annually the diversity policy’s effectiveness in promoting a diverse board. Hydro One has been a member of the Catalyst Accord since 2017 and this demonstrates Hydro One’s public commitment to gender parity. Catalyst is a global non-profit organization focused on accelerating progress for women through workplace inclusion. Through the Accord, Catalyst issued a call to action from Canadian corporations to increase the overall proportion of board seats and executive officer roles for women to 30% by the end of 2022. By signing the Accord, Hydro One committed to maintaining at least 30% female board members and 30% female executives.

In addition to the board’s formal diversity policy, Hydro One is committed to building a diverse and inclusive corporate culture that promotes higher productivity, increased safety in the workplace, engagement and trust, better decision making and innovation.

In 2018, after completing a company-wide Diversity and Inclusion Effectiveness Review, Hydro One refreshed its Diversity & Inclusion Strategy, created a Diversity & Inclusion model, and developed a multi-year plan that it began implementing in 2018. Our four strategic priorities are as follows:

(i)

Governance: We are developing structures and processes to support diversity and inclusion including creating a Leadership Accountability Framework and a Diversity and Inclusion Council made up of leaders and the chairs of our employee resource groups.

(ii)

Education and Development: We are developing training on psychological safety, anti-harassment and respect in the workplace, beginning conversations on unconscious bias, piloting a mentorship program for women, and continuing to leverage and support our existing employee resource groups while creating new ones. In 2018 for the first time we celebrated Pride Month by flying rainbow flags in 27 of our locations across the province, distributing I Stand for Inclusion hard hat stickers, and launching a new PrideOne employee resource group for our LGBTQ2+ employees and their allies. On Indigenous Peoples Day, June 21st, we also launched an Indigenous Network Circle that is currently 60 members strong.

(iii)

Talent Planning: We continue to support diversity and inclusion throughout the employee lifecycle. In 2018, our focus on recruiting women into executive roles continued and we promoted 3 female directors to a vice president role. Currently, approximately 36.4% of our executives are women. We also hired 6 Indigenous employees at different levels in the organization and increased our overall representation from approximately 2.3% to approximately 2.4% which is on par with Statistics Canada’s 2016 labour market availability. Our focus for 2019 will be to continue with our diverse hiring, increasing the number of Indigenous employees hired to 8 and focus on attracting, recruiting and promoting women and visible minorities at all levels of the organization.

(iv)

Cultural Integration: Our focus with this strategic priority is to integrate diversity and inclusion in to our corporate culture ensuring that it aligns with our core values. We have begun collaborating with individual lines of business to identify diversity and inclusion gaps within their organizations and supporting them to close those gaps.

As at March 22, 2019, approximately 36% of executives (those who hold a vice president role and above or equivalent) of Hydro One are women (11 out of 30), including one of seven executive officers. Please refer to the company’s most recent Annual Information Form for a list of the executive officers of Hydro One.

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Service on Other Boards

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfill their responsibilities, a director’s acceptance of additional positions as a corporate director of for-profit corporations is subject to the board’s review and we limit the number of public company boards they can serve on (in each case, excluding service on the board of the company and the board of directors of Hydro One Inc.). Each non-management director is expected to hold no more than four public company directorships and the President and CEO should not hold more than one such directorship.

In addition, the audit committee mandate provides that no member of the audit committee may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on the audit committee. No current director or director nominee serves on more than four public company boards (excluding Hydro One) and no member of the audit committee serves on the audit committee of more than two public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors of the board serve on the board of directors of the same publicly-traded company (excluding in the case of the company directors, Hydro One Inc.). Directors may not accept an invitation to join the board of another publicly-traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board. The company currently has no board interlock.

Assessments

The governance committee is responsible for overseeing the annual assessment of the effectiveness of the board as a whole, each board committee, the board chair, each committee chair and each individual director (having regard to the mandate of the board and the mandate of the relevant committee, as the case may be). Peer assessments and self-evaluations are conducted at the individual director level and reviewed by the Chair of the board and the chair of the governance committee. At the completion of the assessments, the governance committee reviews the annual board and committee performance evaluation process, makes recommendations to the board, and reports to the board chair the results of both the annual assessment and performance evaluation process. The process includes the completion of written questionnaires and one-on-one meetings with the board chair to discuss individual performance and the effectiveness of the board and committees. The board and each committee also review their results each year and determine objectives for the following year. The previous board members were unable to complete the assessment process due to their resignation in August 2018. As part of the governance committee’s 2019 work plan, the current board is expected to undertake the assessment process in August 2019.

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Committee Reports

The board has established four committees: (i) the audit committee; (ii) the governance committee; (iii) the health, safety, environment and Indigenous Peoples committee; and (iv) the human resources committee. All members of these committees are persons determined by the board to be independent. A majority of the members of each committee are residents of Canada. The board committees are responsible for assisting the board in fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board. Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee since August 14, 2018.

Audit Committee:

The committee met in camera without management at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 Audit Committees).

At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Of the audit committee members, each of Mr. Robertson and Mr. Hay qualify as an audit committee financial expert.

Each of the audit committee members has an understanding of the accounting principles used to prepare Hydro One’s financial statements and experience with the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For more information about the audit committee, see the section entitled “Audit Committee” in the company’s most recent Annual Information Form.

Under its mandate, the audit committee’s responsibilities include:

•  overseeing the independence, qualification and appointment of external auditors;

•  overseeing the appointment of the head of the company’s internal audit function;

•  overseeing the integrity of Hydro One’s financial statements and financial reporting process, including the audit process and Hydro One’s internal control over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;

•  overseeing the performance of Hydro One’s finance function, internal auditors and external auditors;

•  overseeing the auditing, accounting and financial reporting process; and

•  reviewing and recommending the interim and annual financial statements, management’s discussion and analysis of the financial condition of the company and the results of its operations for release to shareholders.

The audit committee is also responsible for overseeing regulatory matters, the code of business conduct and whistleblower policy, the enterprise risk management framework and reviewing the company’s privacy and data security measures.

August 14, 2018 to December 31, 2018 Accomplishments and Highlights:

•  Reviewed and approved:

(i)  the re-filing of the Mergers, Acquisitions, Amalgamations and Divestitures application for Hydro One’s proposed acquisition of Orillia Power Distribution Corporation;

(ii) KPMG Non-Audit Services;

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Audit Committee:

•  Reviewed:

(i)  the 2019-22 Financial Forecast;

(ii) the audit quality indicators for 2018;

(iii)  the external auditors’ 2018 audit plan;

(iv)  the quarterly internal audit plan;

(v) the internal audit and financial control assurance report;

(vi)  the third quarter internal audit report;

•  Received the quarterly Code of Business Conduct and Whistleblower program activity report;

•  Reviewed and recommended:

(i)  Hydro One’s 2019- 2022 transmission rate application;

(ii) the quarterly financial statements;

(iii)  the prospectus filed in connection with the financing of the proposed Avista transaction;

(iv)  business cases for the Bruce A transformer station breaker replacement and switchyard upgrade project and the Gage transformer station reconfiguration and refurbishment Project;

(v) the budget and business plan for 2019-2024.

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Governance Committee:

The committee met in camera without management at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The governance committee must consist of at least three directors, all of whom must be independent. These individuals are charged with reviewing, overseeing and evaluating the corporate governance and nominating policies of Hydro One.

Under its mandate, the governance committee’s responsibilities include:

•  making recommendations on the company’s corporate governance framework, policies, guidelines and its approach to governance issues;

•  assessing, on an annual basis, the effectiveness of the board as a whole, each committee, the board and committee chairs, and each individual director and making recommendations to the board on such matters;

•  managing the process for nominating new directors to the board in accordance with the governance agreement, including recommending nominees to the board;

•  overseeing director succession planning;

•  overseeing director orientation and continuing education;

•  appointing and overseeing the company’s internal Ombudsman;

The governance committee is also responsible for recommendations on director compensation, reviewing the implementation of the company’s corporate social responsibility framework, overseeing public policy matters, and overseeing the sponsorship and donations program.

August 14, 2018 to December 31, 2018 Accomplishments and Highlights:

•  Reviewed the following:

(i)  Hydro One’s governance framework, governance agreement and Bill 2;

(ii)  the director nomination process under the governance agreement;

(iii)  the committee mandate;

(iv)  the committee and board work plans;

(v)  the investor relations program;

(vi)  the results of a third party shareholder perception study;

•  Established committee priorities and objectives;

•  Reviewed and enhanced the director education program;

•  Engaged Mercer (Canada) Limited to conduct benchmarking analysis and director compensation practices;

•  Received the following:

(i)  a report on corporate social responsibility;

(ii)  a report on the company’s community relations strategy;

(iii)  a report on communications and community engagement initiatives;

(iv)  a report on external and government relations;

(v)  a report on the Ombudsman’s office including budget, investigation processes, and management of customer complaints and statistics; and

(vi)  the Ombudsman’s second and third quarter reports.

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Health, Safety, Environment and Indigenous Peoples Committee:

The committee met in camera without management at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The health, safety, environment and Indigenous Peoples committee must consist of at least three directors, all of whom must be independent.

Under its mandate, the health, safety, environment and Indigenous Peoples committee’s responsibilities include:

•  overseeing effective occupational health and safety and environmental policies and programs at Hydro One;

•  annually reviewing the company’s strategy regarding climate change;

•  overseeing Hydro One’s relationship with Indigenous Peoples communities and the company’s implementation of the Indigenous Peoples relations policy;

•  reviewing Hydro One’s preparedness for crisis response with respect to health, safety and environmental matters;

•  reviewing the health, safety and environment performance update and monitoring the recordable injury frequency rate;

The health, safety, environment and Indigenous Peoples committee is also responsible for reviewing management’s occupational health and safety training and education programs to build a safety first approach throughout the company, reviewing reports of actual health, safety and environment events and management’s response, discussing the company’s environmental objectives and reviewing the internal auditor’s audit plans for auditing controls and procedures for health, safety and environmental risks.

August 14, 2018 to December 31, 2018 Accomplishments and Highlights:

•  Reviewed the following:

(i)  committee mandate;

(ii) the 2018 committee work plan;

(iii)  the company’s health and safety, environmental and public safety policies;

(iv)  a report on the Health, Safety and Environmental Management System;

(v) climate change strategy and policies;

(vi)  the health, safety and environment programs;

(vii) reports on emerging issues;

(viii)the significant events report;

(ix)  the 2019 first quarter health, safety and environmental internal audit plans;

(x) the internal audit health, safety and environmental report; and

(xi)  the Indigenous Peoples policy and framework;

•  Received the following:

(i)  a report on the health, safety and environment performance results;

(ii) regulatory updates;

(iii)  an update on the Health, Safety and Environmental Management System (HSEMS) and Compliance Audit program;

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CORPORATE GOVERNANCE

Human Resources Committee:
The committee met in camera without management present at each of its meetings. The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The human resources committee must consist of at least three directors, all of whom must be independent.

Under its mandate, the human resources committee’s responsibilities include:

•  reviewing the compensation, attraction and retention of key senior management;

•  reviewing and recommending to the board compensation payable, including appropriate performance incentives, to the President and CEO;

•  reviewing and approving compensation payable, including appropriate performance incentives, to the direct reports to the President and CEO who are members of the executive leadership team;

•  reviewing the administration of employee compensation and incentive plans and programs and the company’s pension plans;

•  implementing executive share ownership guidelines, the hedging prohibitions and the compensation recoupment policy;

•  annually reviewing and recommending succession plans for the President and CEO and the direct reports to the President and CEO who are members of the executive leadership team, and contingency preparedness plans; and

•  monitoring, reviewing and recommending the company’s labour relations strategy and collective bargaining mandates and agreements.

The human resources committee’s responsibilities also include ensuring that the company’s compensation programs are aligned with the company’s strategic plans and risk profile, retaining appropriate compensation consultants and reviewing the company’s succession planning and talent management processes for all non-union employees, assessing the integrity of the President and CEO and designated employees, and reviewing the company’s workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

August 14, 2018 to December 31, 2018 Accomplishments and Highlights:

•  Engaged a new compensation consultant;

•  Reviewed the following:

(i)  executive leadership team retention agreements;

(ii) executive compensation matters including the executive compensation framework project plan and peer groups;

(iii)  succession planning;

(iv)  LTIP consideration for Avista employees related to the Avista transaction;

(v) quarterly Human Resources Metrics;

(vii) the company’s executive share ownership holdings to ensure alignment with the Executive Compensation guidelines;

•  Received a report on Avista’s employee arrangements related to the Avista transaction;

•  Received the following:

(i)  a report on the Incentive Plan Performance Forecast – 2018 STIP Team Scorecard and 2016 to 2018 LTIP PSUs;

(ii) a report on Total Compensation Benchmarking for Designated Employees (President & CEO and Direct Reports);

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Human Resources Committee:

(iii)  a report on 2019 Management Compensation (excluding Executive Leadership Team) and approved merit Increases and salary structure adjustments;

(iv)  an overview of the history of the company’s labour relations, its current strategy and the overall labour landscape;

•  Reviewed and recommended to the board the following:

(i)  the conversion of unvested Restricted Share Units related to the Avista transaction and the LTIP plan for same;

(ii) certain pension asset transfers;

•  Reviewed and discussed the Executive Compensation Framework, the philosophy, incentive plan considerations, retirement plan provisions, termination provision and the methodology;

•  Approved the 2019 human resources committee work plan and the company’s bargaining mandate.

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EXECUTIVE COMPENSATION

Executive Compensation

Section	Summary	See Pages

I. Letter to Shareholders	Letter from the chair of the human resources committee	50

II. Compensation Discussion and Analysis	Sets out information regarding the company’s 2018 compensation governance framework, philosophy, practices, policies and plans	53

A. Compensation Philosophy and Practices		54

i. Compensation Philosophy and Guiding Principles	• Describes Hydro One’s compensation philosophy and sets out the key principles that inform this philosophy	54

ii. 2018 Compensation Practices at a Glance	• Highlights what Hydro One does and does not do in respect of compensation	55

B. Compensation Governance		56

i. Governance Framework	• Describes the human resources committee and the experience, role and mandate of its members • Identifies and describes the work of our compensation advisors	56

ii. 2018 Compensation Risk Management	• Summarizes the key elements of the executive compensation program which discourage excessive risk-taking by executives	58

iii. Say on Pay	• Discusses the advisory say on pay vote	59

C. Approach to Executive Compensation for 2018		60

i. Decision-Making Process to Determine Compensation	• Provides an overview of the process Hydro One undertook to determine executive compensation	60

ii. Named Executive Officers (NEOs)	• Identifies the NEOs whose compensation is disclosed in the compensation discussion and analysis	62

iii. Hydro One’s Approach to Compensation for 2018	• Outlines Hydro One’s compensation structure, programs and key elements of compensation	63

D. 2018 Performance Based Compensation Determination		69

i. 2018 Corporate Performance	• Outlines our 2018 performance-based award determinations that affect our named executive officers, including the company’s balanced scorecard and results	69

ii. Share Performance	• Illustrates the company’s cumulative total and relative shareholder return for the period during which it has been a public company and discusses how it compares to the trend in executive compensation	71

iii. Compensation Cost	• Outlines the cost of our compensation programs compared to our net income and the dilutive impact of our equity-based compensation arrangements	72

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EXECUTIVE COMPENSATION

I – Letter to Shareholders

Dear fellow shareholders,

Hydro One’s human resources committee and board of directors are committed to explaining the company’s executive compensation approach and philosophy in a simple and fully transparent manner. The Compensation Discussion and Analysis (CD&A) which follows provides a clear and comprehensive overview of our 2018 compensation practices, decision-making processes that governed executive compensation, the basis upon which performance was assessed and the resulting compensation decisions for each of the named executive officers (NEOs). The CD&A also highlights our transformation to a new executive compensation framework from and after March 7, 2019.

2018 Executive Compensation Program Overview

The company’s 2018 executive compensation program was designed to attract and retain an experienced leadership team by offering market-competitive opportunities in a pay-for-performance environment, while at the same time enabling us to achieve our corporate strategy and enhance long term shareholder value. This approach was adopted by the former board of directors. The new board of directors which was appointed pursuant to the July 11 letter agreement between Hydro One and the Province, continued the 2018 compensation program as approved by the former board, and agreed by the Province in the July 11 letter agreement, to maintain stability during this time of significant transition.

The key components of the company’s 2018 compensation program continued to be similar to those in 2017 with some modifications:

•	Base salary: Salary ranges based on peer comparator groups with individual base salary reflecting merit and potential.

•

Short Term Incentive Plan (STIP): The STIP rewards the achievement of annual company and individual performance goals. The STIP opportunity is expressed as a percentage of base salary and payouts may range from 0% to 200% of the target opportunity based on performance. Both the STIP opportunity and the weighting of company and individual goals are based on job category and are aligned with the relevant peer groups. STIP awards are subject to clawback under certain conditions.

•

Long Term Incentive Plan (LTIP): The LTIP rewards long term value creation, encourages employee retention and is aligned to the shareholder experience. The LTIP grants are expressed as a percentage of base salary and consist of performance share units (PSUs), restricted share units (RSUs) and stock options. PSUs are fully at risk as they are directly tied to three year average earnings per share and contingent on maintaining the dividend rate. Stock options were introduced in 2018 to provide long term alignment with share price performance for eligible senior executives (including the NEOs other than the Acting Chief Financial Officer). Both PSUs and RSUs generally vest at the end of the period. Share options vest ratably over the first three years of the seven year term. Executives are required to retain shares in accordance with share ownership guidelines. LTIP awards are subject to clawback under certain conditions.

•

Pension Plans: A defined contribution pension plan (DCPP), consistent with peer company comparators, for new externally hired management and non-union employees. Management and non-union employees who were participants in the existing defined benefit pension plan (DBPP) prior to the 2016 introduction of the DCPP continue to be members of the DBPP. All of the named executive officers discussed in the circular participate in the DCPP.

2018 Highlights

2018 presented a challenging year for the company as a result of the resignation of the former board of directors and the retirement of the former President and CEO, Mr. Mayo Schmidt. Despite the instability created by this transition, the company delivered strong financial and operational results for 2018 and demonstrated continued organizational commitment to reducing costs and improving processes. The organization delivered growth in earnings per share of $1.31 compared to $1.11 for 2017 with contributions by favourable weather and lower costs. The company achieved productivity improvements of approximately $135.5 million. In addition, Hydro One achieved a 1.11 recordable injury rate in 2018 per 200,000 hours worked, a 35% improvement compared to 2015.

The CD&A details the corporate scorecard results and specific achievements of the NEOs in their compensation profiles. With respect to the NEOs’ target total direct compensation, 56% to 81% of pay was at-risk (based on the role). This was consistent with our pay-per-performance philosophy which guided our 2018 compensation program.

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2018 also saw important progress on the company’s following key priorities which were identified by management and the former board:

Talent Management – Talent management remained a priority for both the former and current committee’s agenda with a focus on succession planning and accelerating the development of high potential employees. Our robust succession planning and talent management processes enabled us to focus on developing our executive talent to support our long term business strategy and managing succession. In the latter part of 2018 and the first quarter of 2019, the new board entered into retention agreements with the NEOs and other senior executives to provide stability to the organization through the transition to a new President and CEO and renewed senior management team.

Shareholder Engagement – The company continued to demonstrate our strong commitment to understanding the interests of, and maintaining and enhancing long term relationships with, its investors, regulators, governments and the communities in which the company operates. In 2018, we and the former board conducted supplementary shareholder engagement and obtained additional independent advice on its executive compensation practices including change in control and severance provisions. The former board of directors engaged with a number of large shareholders regarding the company’s compensation practices and subsequently reviewed the company’s then current compensation practices in light of the feedback it received and the results of the independent compensation review. This work set the stage for the development of our new compensation framework discussed in the CD&A. Additionally, important strides were made by the company vis-à-vis Indigenous communities. As part of our commitment to Indigenous communities, we increased funding for our dedicated Community Investment program by approximately 16.5% for 2019.

Diversity and Inclusion – In 2018, after completing a company-wide Diversity and Inclusion Effectiveness Review, Hydro One refreshed its Diversity and Inclusion Strategy, created a Diversity & Inclusion model and developed a multi-year plan that it began implementing in 2018. Our work in this area focused on 4 key priorities: (i) governance: developing structures and processes to support diversity and inclusion, (ii) education and development: developing training on psychological safety, anti-harassment and respect in the workplace, (iii) talent planning: recruiting women into executive roles, and (iv) cultural integration: integrating diversity and inclusion into our corporate culture ensuring that it aligns with our core values.

2019 New Compensation Framework

In compliance with the Hydro One Accountability Act, 2018 and the Directive issued by the Ontario Management Board of Cabinet on February 28, 2019, Hydro One submitted a new compensation framework (new compensation framework) to the Management Board of Cabinet which was approved on March 7, 2019. Key elements of the new compensation framework include, among other things: a maximum total direct compensation (base salary, short term incentive and long term incentive) of $1.5 million for the CEO, a maximum total direct compensation for other executives that is no greater than 75% of the CEO’s total maximum direct compensation, pension and benefits are to not exceed those provided to non-executive managers, and a cap on the annual total maximum compensation of not more than: (i) $120,000 for the board chair, (ii) $85,000 for board committee chairs and (iii) $80,000 for other directors.

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Hydro One’s renewed compensation approach seeks to achieve the following important objectives:

1. Ensure that the interests of Hydro One’s executive team and its stakeholders are aligned to create value for all, including the people of Ontario:

•   Hydro One is taking a balanced approach to compensation, focused on measures that are tied to safety, reliability and customer satisfaction, and that consider the broader context in which our business is evolving; and

2. Provide a direct link between pay and performance to drive accountability and a performance-oriented culture that is aligned with Hydro One’s business strategy:

•   Hydro One’s executive compensation plans have challenging and measurable performance targets: better customer service, reduced costs, improved system reliability and infrastructure, and strong financial performance.

We understand that executive compensation is important to our shareholders. The committee and board of directors take seriously their responsibility to ensure that our approach to executive compensation is fair, supports our strategy and aligns with our shareholders’ interests.

We encourage you to take the time to read the following detailed CD&A and we thank you for your continued support and trust in us. We welcome any comments or questions you may have, and invite you to submit them by email c/o the Corporate Secretary at CorporateSecretary@HydroOne.com.

Sincerely,

Melissa Sonberg

Chair of the Human Resources Committee

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II – Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides information regarding the company’s 2018 compensation philosophy, as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One and its subsidiaries and references to executive(s) refer to employees of the company who hold a vice president role and above and this includes the named executive officers (see “Named Executive Officers” – page 62).

In addition to the orderly replacement of the former directors referenced on page 8 of this circular, under the July 11 letter agreement, Hydro One also agreed to consult with the Province in respect of future executive compensation matters. Additionally, in the July 11 letter agreement, the Province agreed that the terms and conditions of employment of Hydro One’s executive leadership team other than Mr. Schmidt under their respective employment agreements, the Long Term Incentive Plan and all related award agreements thereunder, and the other compensation plans and policies of Hydro One remain in full force and effect from and after July 11, 2018. The Province further agreed that the said executives shall remain entitled to receive, and the Province will take no action that would require or result in the forfeiture, return or claw back (other than in accordance with Hydro One’s policies) of, any remuneration, benefits, awards or other entitlements (whether vested or unvested) granted, earned or awarded prior to the date of cessation of employment of such executives with Hydro One. The foregoing did not address any severance entitlements of such executives, under contract or otherwise.

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018. The Hydro One Accountability Act, 2018 required the new board of directors to establish a new compensation framework for the board of directors, CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One by no later than February 15, 2019. The new executive compensation framework, and any amendments to it, would not be effective until approved by the Management Board of Cabinet. The company’s proposed compensation framework was not approved and, on February 21, 2019, under the authority granted through the Hydro One Accountability Act, 2018, the Management Board of Cabinet issued a directive to Hydro One regarding executive compensation (directive). The directive set out certain compensation-related requirements for the CEO, other executives and board of directors of Hydro One which Hydro One must follow when developing its board and executive compensation framework. On February 28, 2019, Hydro One submitted a new compensation framework (new compensation framework) in compliance with the directive to the Management Board of Cabinet which was approved on March 7, 2019. Key elements of the new compensation framework include, among other things: a maximum total direct compensation (base salary, short term incentive and long term incentive) of $1,500,000 for the CEO, a maximum total direct compensation for other executives no greater than 75% of the CEO’s total maximum direct compensation, pension and benefits entitlements shall not be in excess of those provided to non-executive managers, and a cap on annual board compensation (being $120,000 for the board chair, $85,000 for committee chairs and $80,000 for other directors). Additional details on the new compensation framework are posted on Hydro One’s website and will be included in Hydro One’s 2020 Information Circular.

In order to provide stability to the company and allow the company sufficient time to recruit a new President and CEO and support the transition to a renewed senior management team, the company also entered into retention agreements with the NEOs and other senior executives in the fourth quarter of 2018 and first quarter of 2019 (retention agreements). The retention agreements were designed to ensure the continued employment of those executives for periods ranging from February 28, 2019 through September 1, 2019 depending on the executive. The retention agreements generally provide, among other things, that so long as the individual does not resign prior to a specified date (being the retention date), certain key terms (other than severance) of the individual’s employment and compensation arrangements will be respected, including the vesting of his or her outstanding share-based awards and a pro-rata portion of his or her short term and long term incentives in respect of time worked in the 2019 fiscal year. Additional details on the retention agreements are provided under “G. Termination and Change in Control Benefits” below.

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EXECUTIVE COMPENSATION

A. Compensation Philosophy and Practices:

i. Compensation Philosophy and Guiding Principles

This circular is primarily focused on the compensation summary for the named executive officers for the year ending 2018 and the executive compensation philosophy, practices and policies that were in place during the 2018 fiscal year.

2018 Executive Compensation Philosophy

Hydro One’s executive compensation program sought to provide total compensation opportunities that were market competitive to attract, retain, motivate and reward highly qualified executives with the caliber of talent and skills necessary to deliver on Hydro One’s corporate strategy, grow its business and increase shareholder value. This compensation philosophy supported our focus on becoming a more competitive and commercially-oriented company with increased accountability for our outcomes and a greater linkage between our compensation programs, employee performance, productivity and efficiencies. In 2018, our compensation decisions were guided by the following principles established by the former board of directors and which are reflected in the compensation arrangements for our named executive officers:

Principle	Objective

Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over the short and long term horizon to reinforce our strategic business objectives and a performance-oriented culture.

Long term focus	To reward sustainable growth that supports long term value creation for shareholders and customers.

Market competitive	To attract and retain high performing employees with compensation targeted at or around the market median, but with pay outcomes that can pay above or below the median depending on performance.

Individual accountability	To foster a culture of individual ownership and accountability.

Balanced approach to risk	To support an appropriate level of risk-taking that balances short and long term company objectives.

Shared responsibility	To require employees to share responsibility for compensation risks and responsibilities.

Simple and integrated	To provide programs that are simple to understand and administer and will communicate the integrated value of monetary and non-monetary rewards.

2019 Refinements to Philosophy

Following the passage of the Hydro One Accountability Act, 2018 and the adoption of the new compensation framework, the company’s executive compensation framework for 2019 (effective March 7, 2019) will support our focus on driving efficiencies, improving customer service and facilitating strong financial performance for the benefit of ratepayers, shareholders and other stakeholders.

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ii. 2018 Compensation Practices at a Glance

The table below highlights executive compensation practices we have implemented to drive performance and achieve shareholder value.

✓ WHAT HYDRO ONE DOES	× WHAT HYDRO ONE DOES NOT DO

✓   Pay for performance – aligns pay with both corporate and individual performance and uses several performance measures to avoid undue focus on any particular measure (see pages 54 and 66)

✓   Align pay to shareholder returns – a portion of total compensation is delivered in equity awards, principally in performance share units (PSUs), restricted share units (RSUs) and stock options (see page 67)

✓   Pay at risk – 56% – 81% of the 2018 NEO target total direct compensation was at-risk pay – variable, contingent and not guaranteed (see pages 73 to 84)

✓   Share ownership – requires all of our executives to own a significant number of shares in Hydro One (see page 58)

✓   Performance based vesting – PSUs vest at the end of three years based on results relative to corporate performance measures (see pages 67 and 68)

✓   Benchmarking – executive compensation benchmarked against a size and industry appropriate comparator group and targeted at or around the market median (see pages 63 and 64)

✓   Caps on incentive payouts – short term incentive plan (STIP) payouts are capped at a maximum of 200% of target. PSUs performance multipliers are also capped at 200% of target (see pages 66 and 67)

✓   Clawbacks – recoupment policy applies to all executives with respect to their incentive compensation – reviewed in 2018 to ensure adherence to best practice (see page 58)

✓   Board discretion – board retains discretion as it deems necessary to address exceptional circumstances not contemplated by the performance measures

✓   Time periods – incentive plans cover a range of time periods to balance short term objectives and longer term performance measurement (see pages 66 to 68)

✓   Independent advice – the human resources committee receives compensation advice from an independent advisor (see pages 56 and 57)

✓   Fixed number limits on equity plans involving share issuances (see pages 92 and 96)

✓   Executive perquisites are an immaterial part of total compensation (see page 83)

×    Anti-hedging – directors, executives and other employees are prohibited from hedging their holdings of common shares, PSUs or RSUs as it would undermine alignment with shareholder interests (see page 59)

×    No loans to executives

×    No reloading of options or evergreen option plan limits

×    No repricing of stock options

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EXECUTIVE COMPENSATION

B. Compensation Governance:

i. Governance Framework

Hydro One’s management team, the human resources committee and our compensation advisors all play a key role in determining executive compensation for the company’s board of directors and executives and in managing compensation risk on behalf of the board.

Human Resources Committee

The human resources committee is responsible for assisting the board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee”). The former directors who comprised the human resources committee were responsible for reviewing and recommending the 2018 executive compensation program.

Current members of the human resources committee are:

•	Ms. Melissa Sonberg, Chair

•	Mr. Blair Cowper-Smith

•	Mr. Timothy E. Hodgson

•	Ms. Jessica McDonald

•	Mr. Russel Robertson

All of our human resources committee members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

•	human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation));

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our human resources committee members described starting on page 12 of the circular and details of their additional skills and experience described on page 38 of the circular.

Compensation Advisors

At the company’s annual general meeting held on May 15, 2018, the former chair of the board informed the shareholders of the company’s decision to conduct supplementary shareholder engagement and obtain additional independent advice on its executive compensation practices including change in control and severance provisions. The former board of directors reviewed the company’s then compensation practices in light of the feedback it received with the interests of its shareholders as its primary goal. In May 2018, Hexarem Inc. was retained to conduct a review of our compensation processes and programs and comment on potential refinements. The results of this review were provided to both the former board and current human resources committee and were considered in the development of the new compensation framework that was to be utilized to determine executive compensation going forward.

Prior to the appointment of the current board of directors, Hugessen Consulting Inc. served as the independent compensation consultant to the human resources committee.

In October 2018, Mercer (Canada) Limited was selected by the current human resources committee as its independent consultant to assist with the development of the new executive compensation framework and provide data and advice to assist the committee in carrying out its mandate. All decisions and actions taken by the human resources committee and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information or advice provided by the advisor.

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Aggregate compensation advisor fees (rounded and including taxes) incurred during 2018 and 2017 regarding executive compensation-related services provided to the committee are as follows:

Compensation Advisor	Year	Executive Compensation Related Fees(3)
Mercer (Canada) Limited(1)	2018	$376,050
	2017	$0
Hugessen Consulting Inc.(2)	2018	$122,842
	2017	$188,174
Hexarem Inc.	2018	$95,617
	2017	$0
Aggregate Fees	2018	$594,509
	2017	$188,174

Note:

[1]

Mercer (Canada) Limited was also retained by the chair of the governance committee to conduct a compensation benchmarking review for non-executive directors of Hydro One. Fees related to this work are included in this figure.

[2]

Hugessen Consulting Inc. was also retained by the former chair of the governance committee to conduct a compensation benchmarking review for non-executive directors of Hydro One. Fees related to this work are included in this figure.

[3]

Neither Hugessen Consulting Inc. nor Hexarem Inc. were retained by management to provide any service to the company. In 2017 and in early 2018 and consistent with prior years, Mercer (Canada) Limited provided specific market compensation benchmarking analysis for purposes of our Ontario Energy Board Distribution rate filing. The total fee for this work was $353,754 ($220,676 in 2017 and $133,078 in 2018). No fees other than for executive compensation related matters were charged by the various advisors in either 2017 or 2018 for work requested by the committee or board.

Additional details regarding the work conducted by each compensation advisor are outlined below.

Mercer (Canada) Limited

Beginning in 2018, the human resources committee retained Mercer (Canada) Limited (Mercer) as compensation advisors independent of management. Mercer is an independent consulting firm that provides advice to boards and compensation committees on executive compensation. In 2018, Mercer was retained to provide advice on the development of a new executive compensation framework, including a review of the overall compensation philosophy, development of a new executive benchmarking peer group, and a review of the compensation programs and related practices.

Hugessen Consulting Inc.

From 2015 to August 2018, the former human resources committee retained Hugessen Consulting Inc. (Hugessen) as compensation advisors independent of management. In 2017 and 2018, Hugessen was retained to provide advice on the competitiveness and effectiveness of Hydro One’s compensation programs, including a review of the overall long term incentive plan structure, and to provide updates to the human resources committee on executive compensation best practices and evolving governance trends in both Canada and the United States. Hugessen resigned as independent advisors on August 13, 2018.

Hexarem Inc.

In 2018, Hexarem Inc. was retained by the former board to conduct an independent review and commentary regarding the appropriateness of Hydro One’s executive compensation design process and practices. This report was reviewed by the former board and provided to the human resources committee of the new board.

The information that follows details the compensation program that was in place during 2018 as approved by the former board.

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EXECUTIVE COMPENSATION

ii. 2018 Compensation Risk Management

Hydro One’s compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the following:

Pay Mix

The variable component of Hydro One’s compensation program (which includes both short term and long term incentives) represents a sufficient percentage of “at-risk” compensation to motivate executives and other employees of the company to focus on both short term and long term results and performance criteria.

All elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the short term incentive plan is capped at 200% of target. Performance share units (PSUs) are also capped at 200% of target.

Effective Design of Long Term Incentive Mix

Long term incentives (currently PSUs, restricted share units (RSUs) and stock options) will vest over a specific vesting period, with both PSUs and RSUs vesting at the end of the period (with a three-year performance term for PSUs), and options vesting ratably over the first three years of the seven-year term.

A combination of time-vesting and performance-vesting long term incentives and varied performance measures provide a balanced approach to driving performance, avoid undue risk-taking and align management with long term shareholder interests.

Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, the value of options, PSUs, RSUs and other equity-based compensation awards, whether vested or unvested, including those which have been paid or settled.

Share Ownership Requirements

To better align the interests of the company’s executives with the interests of Hydro One’s shareholders, the company has put in place share ownership guidelines based on the level of the position. Under these guidelines, the company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of the company’s common shares, management deferred share units (management DSUs) and/or time-vested RSUs granted under the long term incentive plan. Individuals have until the later of five years from: (a) the closing date of the initial public offering of Hydro One’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Employees who were subject to these requirements and are promoted or appointed into a position that is subject to a higher share ownership requirement have three years from the date of their promotion or appointment to meet the higher minimum requirement. The executives must maintain such ownership for 24 months (in the case of the President and CEO other than the acting President and CEO) or 12 months (in the case of other executives) following the date of retirement. This requirement was waived for Mayo Schmidt, the former President and CEO, upon his retirement from the company on July 11, 2018 and was waived in advance for those executives party to the retention agreements.

Executives in acting positions have share ownership requirements consistent with their home base positions rather than their acting roles.

The share ownership requirements as a multiple of annual base salary are set forth below:

Position
	President and Chief Executive Officer (CEO)	5x
	Direct Reports to the President and CEO – Executive Vice Presidents or equivalent	3x
	Direct Reports to the President and CEO – Senior Vice President Level or equivalent	2x
	Other Executives – Senior Vice President Level or equivalent, and Vice President Level or equivalent	1x

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Anti-hedging	Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives are prohibited from trading Hydro One securities during our trading blackout period and at any other time when they possess undisclosed material information.

Use of Discretion	The human resources committee and/or the board can exercise discretion when making compensation decisions to address exceptional circumstances not contemplated within the compensation plan design or performance measures.

iii. Say on Pay

Hydro One strives to compensate its executives in a manner that is fair, competitive and linked to performance. The company endeavours to provide executive compensation disclosure which satisfies all legal requirements, is aligned with best practices and is complete, clear and understandable. This is done in order to assist shareholders in forming a reasoned judgment about compensation practices at Hydro One.

The board believes in shareholder engagement and offers shareholders the opportunity to make their views on the company’s approach to executive compensation known to the company. As such, the board, as part of its corporate governance guidelines, has adopted a policy to hold an advisory vote on the approach to executive compensation as disclosed in the management information and proxy circular (say on pay) at each annual meeting. The purpose of a say on pay vote is to obtain shareholder reaction and input on executive compensation for the year ending immediately prior to the annual general meeting of shareholders. The directors of the corporation remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by a positive advisory vote by shareholders.

At our annual meeting of shareholders held on May 15, 2018, 181,077,913 (or approximately 91.86%) of the votes cast approved our overall approach to executive compensation. Notwithstanding the strong show of support from our shareholders in favour of our executive compensation practices, the Province, the company’s largest shareholder, abstained from voting on the say on pay motion. At this annual meeting, the former chair of the board informed the shareholders of the company’s decision to conduct supplementary shareholder engagement and obtain additional independent advice from Hexarem Inc. on its executive compensation practices including change in control and severance provisions. The former directors engaged with a number of large shareholders regarding the company’s compensation practices and subsequently reviewed the company’s then current compensation practices in light of the feedback it received and the results of the independent compensation review.

In accordance with the governance agreement between Hydro One and the Province, the board can waive the requirement for a say on pay vote and has done so for this annual meeting. The board took this step because it determined that given the material changes that have occurred in 2019 to the executive compensation framework that existed in 2018, a say on pay vote relating to 2018 would not be relevant. These changes include the directive of the Ontario Management Board of Cabinet pursuant to the Hydro One Accountability Act, 2018 issued on February 21, 2019 prescribing certain compensation related requirements going forward for the CEO, other executives and the board of directors of the company and its subsidiaries, including express compensation caps. The directive will fundamentally alter the 2018 compensation program structure going forward.

The board intends to continue to engage with shareholders, including the Province, on its approach to executive compensation and will consider whether to hold a say on pay vote at its next annual meeting in 2020 which would provide shareholders with an opportunity to have a say on pay vote relating to the new compensation structure going forward.

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EXECUTIVE COMPENSATION

C. Approach to Executive Compensation for 2018:

i. Decision-Making Process to Determine Compensation

Hydro One’s compensation decision-making process involves management, the human resources committee, advice from third-party advisors, and the board for final approval. Outlined below is a general overview of the process that the company has historically followed in determining compensation.

•	Management recommends program design.

•	The human resources committee reviews and recommends the program and performance measures to the board for review and approval to ensure compensation is arrived at on a corporate-wide basis.

•	The human resources committee approves the compensation payable to the President and CEO’s direct reports who hold an executive vice president level position (including the named executive officers).

•	The board approves the compensation payable to the President and CEO after receiving the human resources committee’s recommendation.

To promote robust analysis and debate of recommendations and to ensure the implications on diverse stakeholders are understood, management recommendations are debated at an initial board meeting and then put forward for approval at a subsequent board meeting. By having discussions and approvals conducted at distinct meetings, we are able to have more thoughtful solutions that consider the impacts on our diverse stakeholders. If appropriate, additional analysis or alternatives may be requested by the board.

Notwithstanding the foregoing, after the enactment of the Hydro One Accountability Act in August 2018, the human resources committee on behalf of the new board worked directly with its independent compensation advisor, Mercer towards the development of a new executive compensation framework. While management supported the human resources committee and board with respect to this work, management did not make recommendations regarding the new compensation program design. In addition, the board has proactively engaged with the Province and other stakeholders in order to ensure our compensation programs and processes are aligned with stakeholder priorities. The board developed the new compensation framework in compliance with the requirements outlined in the February 21, 2019 directive issued by the Ontario Management Board of Cabinet and it was approved by the Management Board of Cabinet on March 7, 2019.

In 2019, the human resources committee will oversee the implementation of the new compensation framework and will monitor the compensation program to ensure it is achieving its intended results and may refine the program over time to ensure it continues to be aligned with the company’s strategy and long term objectives, subject to the requirements of the Hydro One Accountability Act, 2018 and the directive issued thereunder.

1. Design of the compensation program

Historically, management has designed the Hydro One compensation program. Management presents its recommended compensation program design to the human resources committee, which reviews and, where appropriate, revises the recommendations (with its independent advisor), and then the human resources committee provides its recommendations to the board for approval.

In 2018, Hydro One had a compensation program with significant variable “at risk” compensation including a performance-based short term incentive plan component and a long term incentive plan component consistent with being a publicly traded organization. In 2017, the former human resources committee undertook a detailed review of the long term incentive plan having regard to the company’s long term strategy and it approved the inclusion of stock options for certain executives for the grants to be made under the LTIP in 2018.

Further details regarding the company’s short term incentive and long term incentive plans are provided on pages 66 and 67.

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2. Choice of performance measures and annual targets

Management suggests objectives for the company and prepares corporate performance measures with their respective weightings for the incentive plans.

The human resources committee reviews the corporate performance measures and related weightings proposed by management for the short term incentive plan and the long term incentive plan and may accept them or suggest modifications. Once the human resources committee has completed its review, it recommends the corporate performance measures and related weightings to the board for approval.

At the beginning of each year, the President and CEO reviews and sets the annual individual objectives and performance measures designed to support the company’s strategy and which will be used to assess the individual performance of each of the President and CEO’s direct reports who hold an executive vice president level position (including the named executive officers) for purposes of the STIP.

The human resources committee then reviews and approves the individual annual objectives and performance measures, with adjustments as appropriate.

Similarly, at the beginning of the year, the human resources committee reviews and considers the President and CEO’s annual individual objectives and performance measures, may amend them, and then recommends them to the board for approval.

3. Set targets for executive compensation

With assistance from its independent advisor, the human resources committee develops and recommends target compensation and variable pay for the President and CEO, as well as the direct reports of the President and CEO who hold executive vice president level positions, including the named executive officers identified on page 62, after reviewing the results of its benchmarking analysis (see page 64 for information about our benchmarking analysis and compensation peer groups). The human resources committee recommends to the board for approval the target compensation for the President and CEO.

For other executives, management develops and recommends target compensation and variable pay after reviewing compensation for similar roles and responsibilities within the comparator peer group. The peer group used for benchmarking compensation is reviewed annually by the human resources committee.

4. Assess company performance

Early in the first quarter of every year, management assesses company performance against the corporate performance measures approved by the board and presents its findings to the human resources committee. Management then makes recommendations on the results to the human resources committee.

The human resources committee reviews management’s recommendations, together with input from its independent advisor, considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period that affect the applicable performance objective and recommends to the board for approval the degree to which corporate performance measures for the incentive plans were met.

The board reviews the recommendations of the human resources committee and approves the company performance results for compensation purposes.

5. Assess individual performance

In reviewing the performance and compensation of his direct reports who hold an executive vice president level position (including the named executive officers), the President and CEO:

•	assesses their performance against their annual objectives; and

•

recommends to the human resources committee their salary, short term incentive awards and long term incentive awards, taking into account past performance, previous awards, future potential and market position.

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EXECUTIVE COMPENSATION

The human resources committee completes an in-depth assessment of the President and CEO’s individual performance in leading the company towards its corporate goals and executing against Hydro One’s long term strategy, including:

•	overall company performance;

•	implementation of the President and CEO’s strategies to increase shareholder value; and

•	achievement of the President and CEO’s annual objectives.

6. Award compensation

The human resources committee reviews, finalizes and approves the compensation, including base salary and incentive awards of the President and CEO’s direct reports who hold an executive vice president level position (including the named executive officers).

The President and CEO is not involved in determining his own compensation. The human resources committee reviews the President and CEO’s self-assessment (and consults with its independent advisor) before considering his compensation.

The human resources committee’s independent advisor, if required, may provide an analysis for the human resources committee to review when making its decisions about President and CEO compensation.

Following such review, the human resources committee recommends the compensation of the President and CEO to the board for approval.

ii. Named Executive Officers

For purposes of compensation disclosure, this CD&A discloses information about the Acting President and CEO (who was also the CFO during part of 2018), the acting CFO, the three other most highly compensated executive officers who provided services to the company and its subsidiaries during 2018, the former President and CEO and an individual would have been a NEO but for the fact that the individual was not an executive officer of the company at the end of the financial year (collectively, the named executive officers or NEOs). The NEOs for 2018 are as follows:

Name	Title	Summary of Information

Paul Dobson(1)	Acting President and Chief Executive Officer	See Pages 73 and 74

Chris Lopez(2)	Acting Chief Financial Officer	See Pages 75 and 76

Gregory Kiraly	Chief Operating Officer	See Pages 77 and 78

Patrick Meneley	Executive Vice President and Chief Corporate Development Officer	See Pages 79 and 80

James Scarlett	Executive Vice President and Chief Legal Officer	See Pages 81 and 82

Mayo Schmidt(3)	Former President and Chief Executive Officer	See Page 83

Ferio Pugliese(4)	Former Executive Vice President, Customer Care and Corporate Affairs	See Page 83

Note:

[1]

Mr. Dobson was appointed as Acting President and CEO following Mr. Schmidt’s retirement on July 11, 2018. Mr. Dobson was originally appointed as Chief Financial Officer of Hydro One on March 1, 2018. He continued in his role as Chief Financial Officer until Mr. Lopez’s appointment as Acting Chief Financial Officer effective September 6, 2018.

[2]

Mr. Lopez was appointed as Acting Chief Financial Officer effective September 6, 2018. Mr. Lopez had previously acted in the capacity of Chief Financial Officer from May 19, 2017 until Mr. Paul Dobson became Chief Financial Officer on March 1, 2018.

[3]	Mr. Schmidt retired effective July 11, 2018.

[4]	Mr. Pugliese tendered his resignation on July 10, 2018.

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iii. Hydro One’s Approach to Compensation for 2018

The following section discusses the compensation structure, programs and significant elements of compensation for the company’s NEOs during 2018.

1. Benchmarking and Pay Positioning for Named Executive Officers

2018 NEO Compensation

The target total direct compensation for 2018 for all executives, including the NEOs, was set by the former board, taking a range of factors into account, including its stated compensation philosophy to be at or around the median of the relevant peer group as well as comparing executives’ compensation relative to each other. Actual compensation takes into consideration each individual’s performance as well as skills and experience as benchmarked through an extensive executive search process. Each role requires a high level of skill and proven experience with large, complex publicly traded enterprises, either as an executive with, or an advisor to, such enterprises. For details on the NEOs’ 2018 target total direct compensation and actual compensation, see their individual compensation profiles starting on page 73.

For purposes of determining the 2018 compensation for Hydro One’s named executive officers, the company used a primary reference group consisting of the following 19 Canadian-based entities, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions. This executive compensation peer group reflects the broader range of companies with which Hydro One competes for talent and was originally adopted in 2016.

Primary Compensation Reference Peer Group

Core Utility Peers	Other – Asset Intensive Companies
AltaGas Ltd.	Agrium Inc. (now known as Nutrien Ltd.)
ATCO Ltd.	Air Canada
Emera Incorporated	Canadian National Railway Company
Fortis Inc.	Canadian Pacific Railway Ltd.
Inter Pipeline Ltd.	Canadian Tire Corporation, Limited
Keyera Corp.	CGI Group Inc.
Pembina Pipeline Corporation	National Bank of Canada
TransAlta Corporation	Rogers Communications Inc.
TransCanada Corporation	SNC Lavalin Group Inc.
Telus Corporation

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EXECUTIVE COMPENSATION

The peer group detailed above was selected based on a range of scoping criteria that are reflective of the size, scale and complexity of Hydro One’s businesses, including revenues, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 1/3 to 3.0x Hydro One’s positioning on the criteria set out in the following chart at the time of selection. Hydro One is well positioned relative to these peer groups in terms of size across the range of scoping criteria.

Notes:

[1]	Information in this chart was prepared by Willis Towers Watson using data from S&P Capital IQ.
[2]

As at December 31, 2018. “Market Capitalization” is calculated based on the number of common shares outstanding multiplied by the closing share price and “Total Enterprise Value” is calculated based on Market Capitalization, plus net debt.

[3]	The Market Capitalization of Hydro One was approximately $12 Billion and its Total Enterprise Value was approximately $25 Billion as at December 31, 2018.
[4]	The total assets and total revenues are calculated as at and for the twelve month period ended December 31, 2018, respectively

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2. Components of 2018 Compensation

Hydro One’s compensation structure includes base salary, an annual short term incentive, a long term incentive, a pension and benefits.

The table below describes the components of compensation for the named executive officers:

	Component	Form	Objectives

Fixed	Base Salary	Cash Annual base salaries are based on job function, individual performance and experience and market competitiveness	• Attract and retain highly qualified and experienced executives. • Provide a predictable and steady income.
	Pension	Defined Contribution Pension Plan (DCPP) for the NEOs and new hires(1)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent.
	Benefits	Group health, life and disability benefits	• The NEOs participate in benefit programs and flexible benefits plans available to all employees.

Variable	Short Term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (management DSUs) available under the management deferred share unit plan	• Motivate and reward achievement of annual business and financial performance objectives. • Align individual performance and rewards with corporate objectives.
	Long Term Incentive	PSUs, RSUs and Stock Options Award is made as a percentage of base salary	• Motivate and align executives with long term strategy and shareholders’ interests. • Encourage sustained long term performance. • Balance short- and long term results focus.
	Non-Union Employee Share Ownership Plan (ESOP)	Market-purchased shares acquired by payroll deduction up to a maximum 6% of base salary with a 50% company match(2)	• Encourage share ownership and increase alignment with shareholders’ interests.

Notes:

[1]

The existing registered defined benefit pension plan (DBPP) for management and non-union employees which was originally established on December 31, 1999 by Hydro One Inc., the company’s wholly owned subsidiary, was closed to new non-union employees effective September 30, 2015. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the DBPP as of September 30, 2015 participate in the DCPP effective January 1, 2016. Existing non-union employees who were eligible members of the DBPP as of September 30, 2015 continue to participate in the existing DBPP. For further details on the existing DBPP, see “Defined Benefit Pension Plan” on page 87.

[2]

In 2015, the company also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs), they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, the company also introduced a Society Represented Employee Share Ownership Plan (Society ESOP Plan) to enable certain eligible employees that are represented by the Society of United Professionals (Society-represented employees) to acquire common shares of the company in a convenient and regular method through payroll deduction. The eligible Society-represented employees are permitted to contribute a maximum of 4% of their base salary with a company match of 25%. The vesting period for the Society ESOP Plan is 2 years. In addition, the eligible Society-represented employees can only participate in either the share grant plan or the Society ESOP Plan, but not both.

For further details on these plans, see “Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals” starting on page 96.

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EXECUTIVE COMPENSATION

3. 2018 Short Term Incentive Plan

Hydro One’s short term incentive plan was designed to, among other things:

•	reward participants for achievement of annual corporate and individual performance goals, and

•	focus participants on the drivers of value creation.

The company’s short term incentive plan is available to all full time non-union employees, including executives. Provided below is a summary of the components of the short term incentive plan.

Component of the Short Term Incentive Plan	Impact on Award

How the award is determined

The amount of the award is a function of the executive’s incentive target, corporate performance and his or her individual performance.

For NEOs, awards are weighted 80% on the achievement of corporate goals and 20% on achievement of individual goals.

Corporate performance

Corporate performance is based on financial and non-financial measures to drive company performance as detailed in the Corporate Scorecard.

Financial Measures

•   Net Income – to increase shareholder value by increasing earnings

•   Productivity Savings – to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital related costs

Non-Financial Measures

•   Health and Safety – to reinforce the importance of keeping our employees and customers safe

•   Customer-related Measures – to align employees with customer interests

•   Work Program Accomplishments – to align employees with regulatory and customer goals

See pages 69 and 70 for more information about the performance measures and results related to the company’s Corporate Scorecard.

Individual performance	Individual performance is assessed based on the achievement of corporate aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s compensation profile starting on page 73.

Range of awards	Awards may range from 0 to 200% of target short term incentive based on the corporate and individual performance.

Human Resources Committee/Board Judgment	The human resources committee considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Payout	Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

The STIP payout is calculated based on the following formula.

For further details on the short term incentive awards made to the NEOs, see “NEOs 2018 Compensation Profiles” below starting on page 73.

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4. 2018 Long Term Incentive Plan

Hydro One’s long term incentive plan was designed to, among other things:

•	reward executives for longer term value creation;

•	attract and retain highly qualified and experienced talent; and

•	foster alignment with shareholder interests.

The company’s long term incentive plan was introduced in 2015 with the first grants made in early 2016. It is available to executives and certain non-union employees of Hydro One and its subsidiaries as determined by the human resources committee. Non-employee board members are not eligible to participate. Provided below is a summary of the components of the LTIP as implemented by the former human resources committee in respect of specific grants under the LTIP in 2018.

Types of Awards

PSUs: An award that entitles the participant to receive common share(s) in the future subject to the achievement of specified performance criteria.

RSUs: An award that entitles the participant to receive one common share in the future, subject to continued employment during the vesting period.

Options: An award that entitles the participant to purchase one common share in the future at a set price, subject to continued employment during the vesting period. As a result, the underlying value of an option award is tied to Hydro One share price appreciation from the time of grant. Option awards are subject to a minimum valuation ratio of 10% (of the grant price) which is higher than the accounting valuation ratio of approximately 8.0% and reduces the number of options granted. A minimum was used as it is more reflective of the estimated value of the awards and is consistent with market practice for the valuation of stock options.

In 2017, the former board of directors approved the awarding of stock options to certain eligible employees commencing in 2018. The 2018 LTIP grant for these eligible employees (including NEOs) was comprised of 50% PSUs, 25% RSUs and 25% stock options. In 2017, NEOs received grants comprised of 60% PSUs and 40% RSUs.

Vesting

Unless otherwise determined by the human resources committee:

PSUs: Awards granted in 2018 vest after the end of the three-year performance period (on February 28, 2021), subject to a performance multiplier of 0 to 200% based on achievement of specific performance measures.

RSUs: Awards granted in 2018 vest on February 28, 2021 assuming the individual has remained employed by the company or its subsidiaries through such date, with the exception of special grants for new hires.

Options: Awards granted in 2018 vest 1/3 on each of the first three anniversary dates (March 1st) of the seven-year term ending on February 28, 2025 assuming the individual has remained employed by Hydro One through such date.

Dividend Equivalents	Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement. Stock options do not accumulate dividend equivalents.

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EXECUTIVE COMPENSATION

Performance Multiplier

Three-year average earnings per share (EPS): Each PSU granted in 2018 is subject to achieving certain performance levels for the three-year average EPS for the period from January 1, 2018 to December 31, 2020 (the performance period). In respect of the performance levels, below a certain minimum performance level, no PSUs will vest. At the target performance level, the PSUs vest at the target level of 100% and will entitle the holder to one common share for each PSU granted. At or above the maximum performance level, the PSUs vest at 200% and will entitle the holder to two common shares for each PSU granted. Between performance level, PSUs are earned on an interpolated basis.

Dividend rate: If the average dividend rate for any rolling 12 months during the performance period falls below the annualized quarterly dividend rate at the time of grant, no PSUs will vest regardless of whether the EPS performance thresholds are met.

PSU Calculation:

The above is summarized in the following illustration:

* Actual payout results are subject to the board’s review of the audited financial statements and approval of the payout percentage

Range of Awards	Awards may range from 0 to 200% of target based on relative three year average earnings per share and dividend rate performance.

Human Resources Committee/Board Judgment	For PSUs, the human resources committee considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

For further details respecting the key terms and conditions of the LTIP, see “ – Long Term Incentive Plan” starting on page 92.

5. Non-Union Employee Share Ownership Plan

Hydro One strongly supports share ownership by its employees and, accordingly, offers an employee share ownership plan (ESOP) for non-union employees. The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction. It is designed to:

•	promote an ownership mentality among non-union employees;

•	align the interests of non-union employees with shareholder interests; and

•	increase employee awareness and interest in Hydro One performance.

All regular employees not represented by a union who have completed at least six months of continuous service with the company or its subsidiaries prior to the date of enrollment in the plan are eligible to participate. Provided below is a summary of the components of the non-union employee share ownership plan.

Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Up to 6% of base salary, through payroll deduction.

Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	All shares purchased with contributions vest immediately.

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D. 2018 Performance Based Compensation Determination

i. 2018 Corporate Performance

Payouts under the STIP for 2018 were based on Hydro One’s performance against a balanced corporate scorecard. Hydro One’s balanced corporate scorecard, established at the beginning of 2018, consisted of 5 corporate goals with 9 underlying performance measures and targets. In measuring the company’s performance against the targets, the human resources committee reviewed management’s assessment of Hydro One’s performance against each pre-established measure, and based on this and, using its informed judgment, approved or modified (as appropriate) the performance measure. Specifically with respect to 2018, the new human resources committee recommended, and the board approved, an increase in the targets for distribution “in service” capital and net income making achievement more challenging.

The following table sets out Hydro One’s corporate performance measures and results for 2018. Based on the company’s results, the human resources committee recommended, and the board approved, an overall corporate performance multiplier equal to 166.91% of the target for 2018. Key accomplishments behind these results included:

•

Health & Safety: continued improvement in our health and safety measures with 1.11 incidents per 200,000 hours (down from 1.17 incidents per 200,000 hours in 2017) representing a 35% improvement since 2015;

•	Net Income: 2018 adjusted net income was approximately 14% better than budget primarily as a result of lower overall costs and higher net revenues;

•	Productivity Savings: significant operational efficiencies and reduction of corporate overheads including approximately $135.5M of productivity savings;

•

Customer Satisfaction: residential and small business customer satisfaction increased to 76% which is the highest result in five years and transmission customer satisfaction increased to approximately 90% which is the highest in the company’s history;

•

Distribution reliability: compared to 2017, we improved the overall distribution network System Average Interruption Duration Index (SAIDI) reliability by approximately 14.2%; this improvement was the result of the new vegetation management program discussed above, strategically applied upgrades to circuits, modernizing equipment in the grid and a more proactive approach to storm preparation;

•	Cutting costs from the business has yielded 4% or $41 million savings in operating costs since 2015[1], and

•	Billing accuracy reached an all-time high of 99.4%, while overdue accounts receivable fell to $73 million – less than half of 2015 ($148 million)

[1]

Based on Hydro One Limited’s total Operation, Maintenance & Administration costs (OM&A) excluding $31 million in OM&A costs for Avista in 2017 and 2018. See section “Non-GAAP Measures” in the Management’s Discussion and Analysis filed on SEDAR for more information.

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EXECUTIVE COMPENSATION

Individual performance was considered in determining a portion of STIP payments to each NEO as described in each of the NEO’s compensation profiles starting on page 73.

As described in “2018 Long Term Incentive Plan” on page 67, in 2015, the former board set three-year average earnings per share performance measures corresponding to the performance multipliers for the 2016 PSU grants as outlined below. These targets were based on the adjusted net income targets of the 2016 to 2018 business plan.

2016 PSU Performance Measures	Threshold	Target	Maximum
Performance Multiplier	50%	100%	200%
3-year Average Earnings per Share	1.14	1.21	1.28

Over the 2016 to 2018 performance period, Hydro One’s 3-year average earnings per share was 1.24 resulting in a performance multiplier of 142.86% for the 2016 PSU grants. Since the average dividend rate did not decrease during any rolling 12 months during the three year performance period but rather it increased, the dividend multiplier for the 2018 PSUs was 100%. These results reflect the organization’s strong financial performance, particularly in 2018. In determining the final performance multiplier, the board considered and approved an increase (i.e. making achievement more challenging) to the 2018 net income target underlying this 3-year average earnings per share measure. This adjustment was consistent with the adjustment made for the STIP.

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ii. Share Performance

The following graph compares the total cumulative return of a shareholder who invested $100 in Hydro One’s common shares from the closing of the company’s initial public offering on November 5, 2015 (using the initial public offering price of $20.50) to December 31, 2018, with that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index.

Note:

[1]

Hydro One became a reporting issuer on October 29, 2015. The price of Hydro One’s common shares on closing of the initial public offering before markets opened on November 5, 2015 was the IPO price of $20.50. This price is compared to the closing prices of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index on November 4, 2015. This chart includes dividends paid during the period.

Over the course of 2018, Hydro One’s shares outperformed the S&P/TSX Composite Index, as well as the S&P/TSX Capped Utilities Index. The outperformance was a result of the strong positive results achieved throughout the year attributable to higher energy consumption resulting from favourable weather, higher Ontario Energy Board (OEB) approved rates in the transmission business and continued focus on increasing productivity while aggressively managing operating costs. The company continued to show resilience in producing results despite the change in leadership. The replacement of the former board, the former President and CEO’s retirement and the events leading up to those outcomes, weighed significantly on the share price. In addition, there were several factors that affected the share price, including: (1) regulatory decisions to deny approval of Hydro One’s merger with Avista Corporation, (2) continued rise of interest rates through the first half of 2018, (3) the introduction of the Hydro One Accountability Act, 2018 (4) the OEB’s decision to deny approval of Hydro One’s acquisition of Orillia Power Distribution Corporation, and (5) delays in receiving decisions from the OEB on the distribution rate case and on the issue of the deferred tax asset. Notwithstanding the headwinds, the company methodically deployed capital and placed approximately $1.8 billion of assets into service allowing for a strong finish to the year.

The 2016, 2017 and 2018 LTIP PSU awards are strongly aligned with the organization’s performance through their three-year average earnings per share and dividend performance measure. As a result, NEOs compensation which is heavily weighted to long term incentives is aligned with that of shareholders through the use of these performance measures during the three-year performance period.

The company believes that the share price performance, however, does not fully reflect the value provided by the NEOs towards the company’s long term strategy. In addition, while the company is in the process of implementing the new compensation framework, the human resources committee will be considering the appropriateness of new performance measures within the long term incentive plan in 2019 to further support a renewed compensation philosophy.

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iii. Compensation Cost

Compensation Cost of NEOs as % of Net Income

The following table shows the total compensation for the NEOs of the company for 2016, 2017 and 2018 as a proportion of net income of the company.

	2018(1)	2017(2)	2016(3)
Reported net income ($000s)	$802,000	$682,000	$746,000
Aggregate NEO compensation as reported in the summary compensation table ($000s) Cost of NEO compensation as a % of net income	$20,867 2.60%	$14,209 2.08%	$11,714 1.57%

Notes

[1]

The compensation cost for NEOs in 2018 for Messrs. Schmidt, Dobson, Meneley and Pugliese was prorated reflecting their partial year of service in that year. The aggregate NEO compensation reflects disclosure for seven (7) NEOs in 2018.

[2]

The compensation cost for NEOs in 2017 includes the LTIP grant of $945,022 for Mr. Vels which was forfeited as he resigned on May 19th, 2017. The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2017.

[3]

The compensation cost for NEOs in 2016 for Messrs. Kiraly, Pugliese and Scarlett was prorated reflecting their partial year of service in that year. The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2016.

In compliance with the new compensation framework described on page 53, effective March 7, 2019, total compensation paid to Hydro One’s new members of the executive team is capped as follows: (i) $1.5 million for the CEO and (ii) 75% of the CEO’s total compensation for other executives. Similarly, annual compensation for the board members is capped: $120,000 for the board chair; $85,000 for committee chairs and $80,000 for other board members.

In consideration of the Hydro One Accountability Act, 2018, all of the compensation paid to Hydro One’s President and CEO and direct reports who hold an executive vice president level position are now completely funded from the company’s earnings and are not recovered in rates.

Aggregate Dilutive Impact of Equity-Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2018	2017	2016
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	2.35%	2.67%	2.82%

Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	1.05%	0.95%	0.98%

Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.197%	0.078%	0.081%

Notes:

[1]

The weighted average number of outstanding common shares during the last three years were as follows: 595,000,000 common shares for the year ended December 31, 2016, 595,287,586 common shares for the year ended December 31, 2017 and 595,938,975 common shares for the year ended December 31, 2018.

[2]

In connection with the company’s initial public offering, rights to receive an aggregate of 5,412,354 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2016, rights to receive an aggregate of 5,334,415 common shares remained outstanding. At December 31, 2017, rights to receive an aggregate of 4,825,732 common shares remained outstanding. At December 31, 2018, rights to receive an aggregate of 4,234,155 common shares remained outstanding. For further details, see “ – Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals” starting on page 96.

[3]

LTIP awards consisting of RSUs and PSUs granted in 2016 and outstanding at December 31, 2016 represent 484,750 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100%. LTIP awards consisting of PSUs and RSUs granted in 2017 represent 463,210 common shares issuable (after giving effect to certain forfeitures) and the total LTIP awards outstanding at December 31, 2017 represent 823,410 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target and all RSUs vest in full. LTIP awards consisting of PSUs, RSUs and stock options granted in 2018 represent 1,174,150 common shares issuable (after giving effect to certain forfeitures) and the total LTIP awards outstanding at December 31, 2018 represent 1,997,560 common shares issuable (after giving effect to certain forfeitures), assuming all PSUs vest at 100% of their target and all RSUs and stock options vest in full. The terms of the PSUs provide that depending on the achievement of certain performance measures, they may vest at 0-200% of their target.

[4]

The PSUs granted in 2016 vested on December 31, 2018 with the performance multiplier of 142.86% approved by the board following the February 21, 2019 board meeting. The PSUs were subsequently settled in shares. Incorporating the settled PSUs, assuming they settled on December 31, 2018, the pro-forma metrics for the table above would be as follows overhang – 2.34%, dilution – 1.03% and burn rate – 0.185%.

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E. NEOs Biographies and Compensation Profiles

i. NEOs 2018 Compensation Profiles

Below are the compensation profiles for our named executive officers as of December 31, 2018.

Acting President and Chief Executive Officer

Paul Dobson, 53 Acting President and Chief Executive Officer Toronto, Ontario, Canada

Effective July 11, 2018, Mr. Dobson was appointed as Acting President and CEO of Hydro One. He is responsible for providing the company with overall strategic oversight and executive leadership. As CEO, Mr. Dobson is charged with executing the company’s business strategy, managing risk, monitoring financial and operational performance and creating value for our shareholders.

Mr. Dobson joined the company as Chief Financial Officer on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulatory affairs. He continued in this role until September 6, 2018. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the United States. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom.

Mr. Dobson is a dual Canadian-U.S. citizen who holds an honours bachelor’s degree from the University of Waterloo as well as an MBA from the University of Western Ontario and is a CPA, CMA.

2018 Target Total Direct Compensation
Base Salary	$600,000
Short Term Incentive (100% of base salary)	$600,000
Long Term Incentive (300% of base salary)	$1,800,000
Target Total Direct Compensation	$3,000,000

2018 Performance

Mr. Dobson accepted the role of Acting President and Chief Executive Officer with no increase to his base salary or his short term and long term incentive opportunities during a transitional period requiring an organizational strategy to retain key leaders, continue succession planning, onboard a new Board of Directors, stabilize the organization amidst leadership change and maintain focus on 2018 performance and productivity. He built and maintained connections with key stakeholders, engaged union leadership, other utilities, industry partners, customers, First Nations and Metis groups to develop strong, productive working relationships. Mr. Dobson was also the trusted voice of the company in his interactions with credit rating agencies, investors and analysts.

As Acting President and Chief Executive Officer, Mr. Dobson worked with the new board and assumed leadership responsibility for strategic priorities (health and safety, customer, reliability, productivity, innovation and people), thereby ensuring these priorities would receive the focus and support of Hydro One leaders and their teams.

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Mr. Dobson’s employee communications plan, paired with his calm and measured approach, inspired confidence in leadership and helped motivate employees to maintain focus through the transition. Under Mr. Dobson’s stewardship, Hydro One delivered on all key operational performance indicators, representing in most cases a material improvement over the prior year, including improved reliability outcomes.

Safety will always be Hydro One’s most important value. Mr. Dobson demonstrated strong commitment to safety as the company’s top priority, continuing the focus on health, safety and environment initiatives.

Mr. Dobson also assumed leadership over all aspects of the proposed merger with Avista Corporation, including the mutual decision made by both companies to terminate the merger agreement.

By always referring to the core values of Hydro One, Mr. Dobson maintained team morale and focus on key priorities during the Board and leadership transition. His extensive experience in strategy, corporate finance and operations helped lead the company to a number of accomplishments in 2018, including a revised strategy to support Hydro One’s 2019 inflationary and planned 2020-2022 custom transmission rate application, significant operational efficiencies and reduction of corporate overheads including approximately $135.5M of productivity savings, and Hydro One’s submission to the Dicerni Panel, a catalyst for regulatory evolution.

Under Mr. Dobson’s leadership, the company also achieved increased residential and small business customer satisfaction to approximately 76%, the highest result in five years, increased transmission customer satisfaction to approximately 90%, the highest in the company’s history, decreased overdue accounts receivable by approximately $4M from 2017, decreased customer disconnections due to non-payment by approximately 80%, strong reliability outcomes, particularly in distribution with reduced System Average Interruption Duration Index (SAIDI) year-over-year by approximately 14.2%, a two year collective agreement with the Power Workers’ Union, within an approved mandate, and the successful integration of operations and employees of Hydro One Sault Ste. Marie LLP into the business of Hydro One Networks Inc.

In 2018, Hydro One was also recognized by the Edison Electric Institute (EEI) for outstanding efforts to restore service promptly to customers following several major storm events in Ontario and providing mutual assistance in the U.S. Northeast.

Mr. Dobson’s short term incentive award was 159.53% of his target opportunity, which reflects corporate performance and the board’s assessment of Mr. Dobson’s performance against his individual predefined scorecard.

2018 Actual Compensation
Base Salary			$503,013
Short Term Incentive			$957,168	(1)
Long Term Incentive – Performance Share Units	$899,949
– Restricted Share Units	$449,974
– Stock Options	$449,995
			$1,799,918	(2)
Regular Total Direct Compensation			$3,260,099
Make-Whole Awards – Short Term	$550,000	(3)
Long Term	$1,199,933	(3)
Total Direct Compensation (with additional Make-Whole Awards)			$5,010,032
Share Ownership Number of common shares owned as at December 31, 2018: 0 Number of PSUs as at December 31, 2018: 45,565 Number of RSUs as at December 31, 2018: 83,536

Status under share ownership guidelines (4): On target

Mr. Dobson’s equity ownership is presented below as of December 31, 2018.

Value of common shares($)(5)		Value of RSUs and Management DSUs($)(5)		Total value for share ownership requirements($)(6)(7)	As a multiple of base salary
ESOP	Non-ESOP	RSUs	Management DSUs
$0	$0	$1,726,520	$0	$1,726,520	2.88x

Notes:

[1]	For 2018, Mr. Dobson was granted a short term incentive award of $957,168 representing a payout of 159.53% of his target opportunity.

[2]	The total value of the award of $1,799,918 differs from the $1,800,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

[3]

Mr. Dobson also received short term and long term make-whole awards of $550,000 in cash and $1,199,933 in the form of RSUs (with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020), respectively, to replace a short term bonus and equity forfeited from his previous employer. These were awarded in conjunction with the commencement of his employment on March 1, 2018. The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs.

[4]	Mr. Dobson has until March 1, 2023 (five years from the effective date of his appointment) to meet the share ownership requirements.

[5]

Values are based on the acquisition cost per share of the common shares on the date of purchase, the original grant value (for RSUs), dividend equivalents earned to date and assumes the RSUs vest in full.

[6]

For purposes of the share ownership requirements, value is calculated using the original grant value (for RSUs) plus dividend equivalents and the acquisition cost (for common shares). The total value is $1,726,520; which represents a 2.88x multiple of base salary.

[7]	PSUs and options are not included in calculating compliance with the share ownership requirements.

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Acting Chief Financial Officer

Chris Lopez, 45 Acting Chief Financial Officer Toronto, Ontario, Canada

Effective September 6, 2018, Mr. Lopez was appointed as Acting Chief Financial Officer (CFO) for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, risk and pensions.

Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance, bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999.

Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

2018 Target Total Direct Compensation
Base Salary(1)	$320,585
Short Term Incentive (40% of base salary)	$128,234
Long Term Incentive (85% of base salary)(2)	$266,475
Target Total Direct Compensation	$715,294

Notes:

[1]	Mr. Lopez’s base salary increased from $313,500 to $322,905 on April 1, 2018.

[2]	The long term incentive target is based on Mr. Lopez’s base salary as of the grant date of March 1, 2018.

2018 Performance

In 2018, Mr. Lopez successfully delivered against his individual objectives to build and strengthen the finance leadership team, lead the financial support for the regulatory agenda and strategic investments as well as develop and execute the financial strategy.

Mr. Lopez continued to strengthen the finance team through key placements, advancement of high potential staff and implementation of development plans. These personnel modifications have enabled the team to support Hydro One in achieving its objectives through improved operational reporting and strategic financial processes that enabled timely and effective business decisions.

Mr. Lopez’s team played a key role in the regulatory and strategic investments initiatives. The team was critical in the development and submission of several regulatory submissions such as distribution and transmission rate applications, evidence and testimony for the appeal of the Deferred Tax Asset with the Ontario Energy Board Review Panel, and representation at the regulatory proceedings in the proposed merger with Avista Corporation (Avista). In 2018, Mr. Lopez commenced the financial strategy and roadmap designed to modernize reporting systems and processes. Strategic enhancements to the enterprise reporting platform were implemented which have improved system processing times. Process improvements were put in place to assist with cost reductions and management of advisory and staff augmentation costs.

Mr. Lopez demonstrated strong leadership in guiding the key stakeholders and the investing community with transparency throughout 2018. In addition to quarterly reporting, the Investor Relations team navigated market inquiries related to unprecedented events such as the CEO’s retirement and the renewal of the company’s Board of Directors, the Hydro One Accountability Act, 2018 passed by the Ontario

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government, and developments in the Avista transaction. The Treasury team successfully secured the US$2.6 billion bond bridge and the C$1.0 billion equity bridge credit facilities for the Avista transaction on very favourable terms and at costs lower than budget.

Mr. Lopez’s short term incentive was 160.53% of his target opportunity, which reflects corporate performance and the board’s assessment of Mr. Lopez’s performance against his individual predefined scorecard.

2018 Actual Compensation
	2016 (pro-rated)		2017		2018
Base Salary		$39,344		$310,170			$320,585
Short Term Incentive		$22,227		$162,678			$205,852	(1)
Long Term Incentive – Performance Share Units	N/A		$153,017		$159,908	(2)
– Restricted Share Units	N/A		$102,093		$106,605
		N/A		$255,110			$266,513	(2)
Regular Total Direct Compensation		$61,571		$727,958			$792,950
Compensatory Award – Short Term	N/A		N/A		$450,000	(3)
Total Direct Compensation (with additional Compensatory Award)		$61,571		$727,958			$1,242,950
Share Ownership Number of common shares owned as at December 31, 2018: 2,155 Number of PSUs as at December 31, 2018: 14,889 Number of RSUs as at December 31, 2018: 9,929

Status under share ownership guidelines (4): On target

Mr. Lopez’s equity ownership is presented below as of December 31, 2018 except for management DSUs granted in 2019 in respect of 2018 STIP.

Value of common shares($)(5)		Value of RSUs and Management DSUs($)(5)		Total value for share ownership requirements($)(6)(7)	As a multiple of base salary
ESOP	Non-ESOP	RSUs	Management DSUs
$45,026	$0	$220,610	$160,321	$425,957	1.32x

Notes:

[1]

For 2018, Mr. Lopez was granted a short term incentive award of $205,852 representing a payout of 160.53% of his target opportunity. Mr. Lopez elected to take 100% of his 2018 short term incentive award in management DSUs.

[2]

Mr. Lopez’s 2018 annual long term incentive. The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $266,513 differs from the $266,475 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

[3]	Mr. Lopez also received two additional payments in 2018 totaling $450,000; these payments were designed to retain Mr. Lopez and recognize his Acting Chief Financial Officer role.

[4]	Mr. Lopez has until November 14, 2021 (five years from the effective date of his appointment) to meet the share ownership requirements.

[5]

Values are based on the acquisition cost per share of the common shares on the date of purchase, the original grant value (for RSUs and management DSUs), dividend equivalents earned to date and assumes the RSUs vest in full. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the then prevailing market price of the common shares upon settlement after the NEO ceases to be employed. The value of management DSUs for Mr. Lopez was calculated on the grant date by dividing (a) the amount of his annual incentive payout (less any pension contributions) to be paid in management DSUs by (b) the market price of our common shares, with fractions computed to three decimal places (decimal places are not shown).

[6]

For purposes of the share ownership requirements, value is calculated using the original grant value (for RSUs and management DSUs) and the acquisition cost (for common shares). The total value is $425,957 which represents a 1.32x multiple of base salary.

[7]	PSUs and options are not included in calculating compliance with the share ownership requirements.

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Chief Operating Officer

Gregory Kiraly, 54 Chief Operating Officer Toronto, Ontario, Canada

Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (COO) of Hydro One. Mr. Kiraly oversees the complete transmission and distribution value chain at Hydro One including Planning, Engineering, Construction, Operations, Maintenance, and Vegetation Management/Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Sourcing/Procurement; Health, Safety and Environment, Information Solutions, and the Remote Communities subsidiary.

Prior to joining Hydro One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey.

Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.

2018 Target Total Direct Compensation
Base Salary(1)	$568,835
Short Term Incentive (70% of base salary)	$398,185
Long Term Incentive (195% of base salary)(2)	$1,072,500
Target Total Direct Compensation	$2,039,520

Notes:

[1]	Mr. Kiraly’s base salary increased from $550,000 as of his date of hire to $575,000 on April 1, 2018.

[2]	The long term incentive target is based on Mr. Kiraly’s base salary as of the grant date of March 1, 2018.

2018 Performance

Under Mr. Kiraly’s leadership, Hydro One achieved a 1.11 recordable injury rate in 2018 per 200,000 hours worked. Enhanced oversight and governance, collaboration between management and union leadership, as well as a strengthened focus on core safety elements contributed to an approximately 8.3% improvement over 2017 and an approximately 35% improvement since 2015. Mr. Kiraly executed on a comprehensive employee engagement plan in 2018 that included face-to-face conversations with more than 1,350 employees at dozens of field locations to talk about progress made and improvements needed in providing safe, reliable and affordable electricity to customers.

In 2018, Hydro One achieved significant progress in distribution reliability with an approximately 14.2% improvement in the average duration of power outages, representing a 1.1 hour reduction from the 2017 metric of 7.9 hours. This performance is attributed to the implementation of a new vegetation management program that greatly accelerates tree trimming and removal, strategically applied upgrades to circuits, equipment modernization in the grid and enhanced management oversight.

Operational productivity improvements and cost savings were achieved in 2018 totaling approximately $127.3 million, significantly contributing to a corporate-wide performance of approximately $135.5 million. Hydro One has produced approximately $249.9 million in

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productivity improvements and cost savings in the past three years, with the Operations division accounting for approximately 90% of the total. In 2018, Mr. Kiraly provided executive oversight of 36 productivity initiatives to reduce costs, with the most significant contributions attributed to better procurement, fleet vehicles and equipment reduction, information technology and outsourced select functions, such as cable locates.

Mr. Kiraly and his team placed approximately $1.8 billion of transmission and distribution assets in service, consistent with the $1.8 billion of aggregate capital in-servicing plans put forward to the Ontario Energy Board. In particular, 2018 was the third consecutive year where the placing of transmission assets into service was completed on plan.

Mr. Kiraly oversaw two highly successful cross-border mutual aid deployments of people and equipment to Maryland and Massachusetts in March and to California in November. Hydro One was also recognized by the Edison Electric Institute (EEI) for outstanding efforts to restore service promptly to customers following several major storm events in Ontario and providing mutual assistance in the northeast U.S..

Mr. Kiraly’s short term incentive award was 158.53% of his target opportunity, which reflects corporate performance and the board’s assessment of Mr. Kiraly’s performance against his individual predefined scorecard.

2018 Actual Compensation
	2016 (pro-rated)		2017		2018
Base Salary		$169,230		$550,000		$568,835
Short Term Incentive		$166,363		$500,000		$631,140	(1)
Long Term Incentive – Performance Share Units	$536,372		$643,595		$536,333
– Restricted Share Units	$536,372		$428,982		$268,166
– Stock Options	N/A		N/A		$268,125
		$1,072,744		$1,072,577		$1,072,624	(2)
Total Direct Compensation		$1,408,337		$2,122,577		$2,272,599
Share Ownership Number of common shares owned as at December 31, 2018: 10,695 Number of PSUs as at December 31, 2018: 55,727 Number of RSUs as at December 31, 2018: 32,622

Status under share ownership guidelines (3): On target

Mr. Kiraly’s equity ownership is presented below as of December 31, 2018.

Value of common shares($)(4)		Value of RSUs and Management DSUs($)(4)		Total value for share ownership requirements($)(5)(6)	As a multiple of base salary
ESOP	Non-ESOP	RSUs	Management DSUs
$0	$216,573	$738,854	$0	$955,427	1.66x

Notes:

[1]	For 2018, Mr. Kiraly was granted a short term incentive award of $631,140 representing a payout of 158.53% of his target opportunity.

[2]

The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $1,072,624 differs from the $1,072,500 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

[3]	Mr. Kiraly has until September 12, 2021 (five years from the effective date of his appointment) to meet the share ownership requirements.

[4]

Values are based on the acquisition cost per share of the common shares on the date of purchase, the original grant value (for RSUs), dividend equivalents earned to date and assumes the RSUs vest in full. The non-ESOP common shares presented above include Mr. Kiraly’s 2016 RSUs and do not include PSUs both of which vested on December 31, 2018. The PSUs were settled following the approval of the performance multiplier of 142.86% by the board in February 2019 with a value of $309,399.

[5]

For purposes of the share ownership requirements, value is calculated using the original grant value (for RSUs and management DSUs) and the acquisition cost (for common shares). The total value is $955,427 which represents a 1.66x multiple of base salary.

[6]	PSUs and options are not included in calculating compliance with the share ownership requirements.

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EVP and Chief Corporate Development Officer

Patrick Meneley, 55 EVP and Chief Corporate Development Officer Toronto, Ontario, Canada

Effective March 1, 2018, Mr. Meneley was appointed to the role of Executive Vice President (EVP) and Chief Corporate Development Officer of Hydro One. He was responsible for leading strategy, innovation and mergers and acquisitions.

Prior to joining Hydro One in 2018, Mr. Meneley served as EVP, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years building one of the leading corporate and investment banking businesses in Canada along with a profitable and growing franchise in the United States.

Mr. Meneley holds a Bachelor of Commerce (with honours) from the University of British Columbia and a Masters of Business Administration (with distinction) from Western University.

Mr. Meneley resigned from Hydro One effective March 1, 2019.

2018 Target Total Direct Compensation
Base Salary	$600,000
Short Term Incentive (80% of base salary)	$480,000
Long Term Incentive (240% of base salary)	$1,440,000
Target Total Direct Compensation	$2,520,000

2018 Performance

In 2018, as part of Hydro One’s ongoing focus on efficiency and productivity, Mr. Meneley led a team which reduced actual consulting and staffing costs for the Corporate Development, Strategic and Innovation team in 2018 by approximately $4.9 million relative to 2017.

Mr. Meneley also led the Hydro One team which focused on preparing for the integration of Avista Corporation into the Hydro One organization in addition to providing advice with respect to capital structure, rating agency and financing options for the proposed merger. This work discontinued upon mutual agreement by Hydro One and Avista to terminate the merger agreement in January 2019.

In August 2018, Mr. Meneley assumed leadership for Hydro One Telecom Inc. and implemented a comprehensive strategic review process focused on preparing Hydro One Telecom Inc. to implement a communications strategy to meet the future requirements of Hydro One’s business. This work is ongoing and will continue in 2019.

During 2018, the innovation strategy team under Mr. Meneley’s leadership implemented Hydro One’s inaugural Innovation Challenge to further heighten a culture of innovation among its employees and to support customer service and the drive to achieve cost efficiency objectives.

Mr. Meneley’s short term incentive was 151.93% of his target opportunity, which reflects corporate performance and the board’s assessment of Mr. Meneley’s performance against his individual predefined scorecard.

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EXECUTIVE COMPENSATION

2018 Actual Compensation
Base Salary		$503,013
Short Term Incentive		$607,712	(1)
Long Term Incentive – Performance Share Units	$720,022
– Restricted Share Units	$359,906
– Stock Options	$359,990
		$1,439,918	(2)
Total Direct Compensation		$2,550,643
Share Ownership Number of common shares owned as at December 31, 2018: 45,000 Number of PSUs as at December 31, 2018: 35,758 Number of RSUs as at December 31, 2018: 17,873

Status under share ownership guidelines (3): N/A

Mr. Meneley’s equity ownership is presented below as of December 31, 2018.

Value of common shares($)(4)		Value of RSUs and Management DSUs($)(4)		Total value for share ownership requirements($)(5)(6)	As a multiple of base salary
ESOP	Non-ESOP	RSUs	Management DSUs
$0	$968,791	$372,203	$0	$1,340,994	2.23x

Notes:

[1]	For 2018, Mr. Meneley was granted a short term incentive award of $607,712 representing a payout of 151.93% of his target opportunity pro-rated for the length of his service in 2018.

[2]

The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $1,439,918 differs from the $1,440,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

[3]	The share ownership requirements ceased to apply to Mr. Meneley when he resigned on March 1, 2019.

[4]

Values are based on the acquisition cost per share of the common shares on the date of purchase, the original grant value (for RSUs), dividend equivalents earned to date and assumes the RSUs vest in full.

[5]

For purposes of the share ownership requirements, value is calculated using the original grant value (for RSUs) and the acquisition cost (for common shares). The total value is $1,340,994 which represents a 2.23x multiple of base salary.

[6]	PSUs and options are not included in calculating compliance with the share ownership requirements.

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EVP and Chief Legal Officer

James Scarlett, 65 EVP and Chief Legal Officer Toronto, Ontario, Canada

Effective September 1, 2016, Mr. James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. He has responsibility for the company’s General Counsel office comprising Corporate Secretariat, Regulatory Affairs and the Law Department. As well, Mr. Scarlett participates and leads a number of strategic initiatives and acts as the executive team’s trusted advisor on a range of issues.

Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm, Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990.

Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from McGill University in 1975. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

2018 Target Total Direct Compensation
Base Salary(1)	$537,671
Short Term Incentive (70% of base salary)	$376,370
Long Term Incentive (195% of base salary)(2)	$975,000
Target Total Direct Compensation	$1,889,041

Notes:

[1]	Mr. Scarlett’s base salary increased from $500,000 as of his date of hire to $550,000 on April 1, 2018.

[2]	The long term incentive target is based on Mr. Scarlett’s base salary as of the grant date of March 1, 2018.

2018 Performance

In 2018, Mr. Scarlett participated in and led several key strategic initiatives while managing day to day responsibility over Hydro One’s Law and Regulatory departments and Corporate Secretariat group. In addition to his role as Executive Vice-President and Chief Legal Officer, Mr. Scarlett assumed the role of Executive Vice President (EVP), Strategy from December 2017 to March 2018 following the departure of the previous EVP, Strategy & Corporate Development.

Mr. Scarlett led the proposed merger transaction between Hydro One and Avista Corporation (Avista) commencing with the negotiation and execution of the relevant merger agreement in July 2017. He led the regulatory process that obtained all party support for required regulatory approvals and acted as a key witness in this process. While Hydro One and Avista mutually agreed to terminate the merger agreement following the orders by the Washington Utilities and Transportation Commission and the Idaho Public Utilities Commission which denied approval of the merger, Mr. Scarlett was instrumental in achieving settlement agreements in all 5 states in which Avista operates.

Mr. Scarlett also provided leadership and direction on a number of other matters, including Code of Conduct inquiries, transition of the former CEO and board of directors, settling terms of the proposed acquisition of Peterborough Distribution Inc., developing the company’s position in response to the Ontario Energy Board’s (OEB) decision on the treatment of the IPO-related deferred tax asset, various OEB filings and chairing the company’s Reliability Standards and Compliance Committee.

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EXECUTIVE COMPENSATION

In 2018, Mr. Scarlett also successfully completed the renegotiation of Hydro One’s contract with its major service provider, Inergi LP with respect to Information Technology Operations and Customer Service Operations (CSO).

Towards the end of 2018, Mr. Scarlett led the successful development and launch of Hydro One’s Fraud Risk and Management Program, Anti-Bribery and Anti-Corruption Program and Harassment Crisis Communication Plan.

Mr. Scarlett’s short term incentive award was 159.53% of his target opportunity, which reflects corporate performance and the board’s assessment of Mr. Scarlett’s performance against his individual predefined scorecard.

2018 Actual Compensation

	2016 (pro-rated)			2017		2018
Base Salary		$167,307		$500,000		$537,671
Short Term Incentive		$166,227		$465,220		$600,224	(1)
Long Term Incentive – Performance Share Units	$449,944		$540,047		$487,576
– Restricted Share Units	$449,944		$360,113		$243,788
– Stock Options	N/A		N/A		$243,746
		$899,888		$900,160		$975,110	(2)
Total Direct Compensation		$1,233,422		$1,865,380		$2,113,005
Share Ownership Number of common shares owned as at December 31, 2018: 12,752 Number of PSUs as at December 31, 2018: 48,661 Number of RSUs as at December 31, 2018: 28,330

Status under share ownership guidelines(3): On target

Mr. Scarlett’s equity ownership is presented below as of December 31, 2018.

Value of common shares($)(4)		Value of RSUs and Management DSUs($)(4)		Total value for share ownership requirements($)(5)(6)	As a multiple of base salary
ESOP	Non-ESOP	RSUs	Management DSUs
$83,197	$178,625	$639,777	$477,107	$1,378,706	2.51x

Notes:

[1]	Mr. Scarlett was granted a 2018 short term incentive award of $600,224 representing a payout of 159.53% of his target opportunity.

[2]

The long term incentive awards presented above exclude dividend equivalents earned on RSUs and PSUs. The total value of the award of $975,110 differs from the $975,000 target award due to our administrative practice of, rounding grants to the nearest 10 shares.

[3]	Mr. Scarlett has until September 1, 2021 (five years from the effective date of his appointment) to meet the share ownership requirements.

[4]

Values are based on the acquisition cost per share of the common shares on the date of purchase, the original grant value (for RSUs and management DSUs), dividend equivalents earned to date and assumes RSUs vest in full. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the then prevailing market price of the common shares upon settlement after the NEO ceases to be employed. The value of management DSUs for Mr. Scarlett was calculated on the grant date by dividing (a) the amount of his annual incentive payout (less any pension contributions) to be paid in management DSUs by (b) the market price of our common shares, with fractions computed to three decimal places (decimal places are not shown). The non-ESOP common shares presented above include Mr. Scarlett’s 2016 RSUs and do not include PSUs both of which vested on December 31, 2018. The PSUs were settled following the approval of the performance multiplier of 142.86% by the board in February 2019 with a value of $255,190.

[5]

For purposes of the share ownership requirements, value is calculated using the original grant value (for RSUs and management DSUs) and the acquisition cost (for common shares). The total value is $1,378,706 which represents a 2.51x multiple of base salary.

[6]	PSUs and options are not included in calculating compliance with the share ownership requirements.

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ii. Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2016, 2017 and 2018, as applicable.

						Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)(6)	Share based awards ($)(7)(8)		Option based awards ($)(7)	Annual incentive Plans ($)(9)	Long term incentive Plans ($)	Pension Value ($)	All other compensation ($)(10)(11)	Total Compensation ($)
Paul Dobson(1)(2) Acting Chief Executive Officer	2018	503,013	2,549,856		449,995	1,507,168	N/A	28,384	0	5,038,416
	2017	–	–		–	–	–	–	–	–
	2016	–	–		–	–	–	–	–	–

Chris Lopez(1) Acting Chief Financial Officer	2018	320,585	266,513		0	655,852	N/A	28,612	125,808	1,397,370
	2017	310,170	255,110		N/A	162,678	N/A	19,903	5,064	752,925
	2016	39,344	0		N/A	22,227	N/A	1,592	0	63,163

Gregory Kiraly Chief Operating Officer	2018	568,835	804,499		268,125	631,140	N/A	50,555	0	2,323,154
	2017	550,000	1,072,577		N/A	500,000	N/A	42,981	N/A	2,165,558
	2016	169,230	1,072,744		N/A	166,363	N/A	8,630	N/A	1,416,967

Patrick Meneley EVP and Chief Corporate Development Officer	2018	503,013	1,079,928		359,990	607,712	N/A	28,384	0	2,579,027
	2017	–	–		–	–	–	–	–	–
	2016	–	–		–	–	–	–	–	–

James Scarlett EVP and Chief Legal Officer	2018	537,671	731,364		243,746	600,224	N/A	47,111	15,998	2,176,114
	2017	500,000	900,160		N/A	465,220	N/A	39,973	10,961	1,916,314
	2016	167,307	899,888		N/A	166,227	N/A	8,653	N/A	1,242,075

Mayo Schmidt(1) Former President & Chief Executive Officer	2018	636,924	3,104,991		0	700,616	N/A	77,538	420,769	4,940,838
	2017	1,082,054	3,542,265		N/A	1,450,000	N/A	89,423	25,980	6,189,722
	2016	850,000	2,379,948		N/A	1,170,000	N/A	64,024	20,081	4,484,053

Ferio Pugliese(3)(4) Former EVP, Customer Care & Corporate Affairs	2018	338,904	1,517,963		505,932	0	N/A	37,771	11,616	2,412,186
	2017	525,000	945,022		N/A	480,000	N/A	41,285	11,509	2,002,816
	2016	163,557	2,344,954	(5)	N/A	163,093	N/A	7,955	192,787	2,872,346

Notes:

[1]

On July 11, 2018, Mr. Schmidt retired as President and Chief Executive Officer and Mr. Dobson was appointed as Acting President and CEO. Mr. Dobson was originally appointed as Chief Financial Officer on March 1, 2018. He continued in his role as Chief Financial Officer until Mr. Lopez’s appointment as Acting Chief Financial Officer effective September 6, 2018.

[2]	In recognition of the estimated STIP and LTIP values forfeited from his previous employer, Mr. Dobson received the following make-whole awards:

•	a one-time cash payment of $550,000, and

•	a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units) with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020.

[3]

Mr. Pugliese received two equity awards in 2018; the first on March 1, 2018 which was his annual LTIP award and the second on March 21, 2018, with a share price of $20.66 and $20.84 respectively to recognize an expanded portfolio. Mr. Pugliese tendered his resignation as EVP, Customer Care and Corporate Affairs on July 10, 2018.

[4]

Mr. Pugliese received a one-time incentive payment to reflect the pro-rated bonus earned at target at his previous employer. This payment was made at the same time the Hydro One 2016 STIP payment was processed in early 2017.

[5]	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following make-whole equity awards on hire in 2016:

•

a one-time award of 2016 PSUs equivalent to $699,901 (subject to rounding) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the 2016 PSUs, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

•	a one-time award of 2016 RSUs equivalent to $699,901 (subject to rounding) with vesting as follows: 50% vested in May 2017 and 50% vested in May 2018.

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EXECUTIVE COMPENSATION

[6]

Base salaries presented are actual amounts earned for fiscal years 2016, 2017 and 2018, as applicable. Mr. Schmidt’s 2018 base salary was prorated to his date of retirement (July 11, 2018) and Mr. Pugliese’s base salary was prorated to reflect time worked in 2018. For the other NEOs, they represent pro-rated amounts of their respective annual base salaries as applicable, depending on the year they joined the company. 2018 base salaries for Messrs.’ Dobson and Meneley reflect the pro-rated salary from their date of hire (March 1, 2018) until December 31, 2018. 2018 base salary for Mr. Lopez reflects a salary of $313,500 from January 1, 2018 to March 31, 2018 and a salary of $322,905 from April 1, 2018 to December 31, 2018.

[7]

Each NEO is eligible to receive an annual LTIP award consistent with market practices and quantum for comparative companies as defined by the board. The mix of instruments which will comprise the LTIP award will be determined annually and may vary from year to year at the board’s discretion. In 2016, each NEO was eligible to receive an LTIP award as a percentage of base salary divided equally between PSUs and RSUs. In 2017, PSUs and RSUs represented 60% and 40% of the LTIP award respectively. In 2018, with the exception of Mr. Lopez, PSUs, RSUs and options represented 50%, 25% and 25% of the LTIP award respectively (the PSUs, RSUs and options collectively referred to as the “Awards”). The number of PSUs and RSUs granted pursuant to the Awards were determined by reference to the closing price of the common shares of the company on the grant date of the Awards. The number of options granted was determined using a March 1, 2018 share price of $20.66 or a March 21, 2018 share price of $20.84 and a valuation of 10% (rather than the Black Scholes value of 8.0% which the company uses for calculating accounting fair value). The grant date fair value per option was $2.07 which was $0.41 higher than the accounting fair value of $1.66. The difference is due to the minimum valuation ratio of 10%, which reduces the number of options granted. For Mr. Schmidt, the total 2018 LTIP award was 345% of his annualized base salary comprised of PSUs, RSUs and options. Mr. Schmidt’s 500,970 options valued at $1,035,004 at the time of grant were cancelled on retirement for no consideration. Mr. Schmidt’s 2017 LTIP award was 280% of pro-rated base salary from January 1, 2017 to May 3, 2017 and 330% of pro-rated base salary from May 4, 2017 to December 31, 2017). Both PSUs and RSUs accrue dividend equivalents and are in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs, RSUs and management DSUs, as applicable. The dividend equivalent amounts related to the PSUs and RSUs for the NEOs in 2016, 2017 and 2018 were as follows: Mr. Schmidt – $61,942 (2016), $179,269 (2017) and $184,027 (2018 to his date of retirement). Mr. Schmidt’s RSUs and PSUs ceased to accrue dividend equivalents as of his retirement date and were surrendered in exchange for cash payments to be received in accordance with the RSUs and PSUs vesting schedules.

[8]

The fair value of the PSUs and RSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. The value of the awards was determined as a percentage of base salary, which is established based on benchmarking data.

[9]

The short term incentive awards are attributed to the noted financial year, are based on a percentage of base salary and are paid by April 1 of the following year. Executives can elect to receive up to 100% of the short term incentive awards in management DSUs. The amount for Mr. Dobson in 2018 includes a one-time payment of $550,000 to reflect the STIP forfeited from his prior employer. The amount for Mr. Lopez in 2018 includes two retention / recognition payments totaling $450,000. For Mr. Schmidt, his target 2018 STIP was prorated at target to his retirement date. Mr. Schmidt elected to take 100% of his short term incentive award in management DSUs in 2017. Mr. Lopez elected to take 100% of his short term incentive award in management DSUs in 2017 and 2018. Mr. Scarlett elected to take 100% of his short term incentive award in management DSUs in 2017.

[10]

None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary. Mr. Schmidt received a payment of $400,000 in lieu of all post-retirement benefits in connection with his retirement other than his defined contribution pension benefits and $20,769 in respect of employer contributions to his ESOP. Mr. Lopez received additional relocation benefits in the amount of $116,216 and $9,592 in respect of employer contributions to his ESOP.

[11]

Mr. Lopez and Mr. Scarlett participate in the non-union ESOP. Amounts include the employer contribution to ESOP on behalf of the NEO. For Mr. Schmidt the 2017 amount represents the company’s contributions to the ESOP made in 2017, as well as a contribution made in respect of December 2016 but settled in January 2017. The 2018 amount for Mr. Schmidt includes the company’s contribution to the ESOP until his retirement.

[12]	For Mr. Schmidt, the amount in 2016 includes after tax dollars moved to a registered retirement savings plan for his benefit.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards for the NEOs and based on the share price at close on December 31, 2018:

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Paul Dobson(4)	217,810	20.66	28-Feb-25	N/A	129,101	2,614,295	N/A
Chris Lopez	N/A	N/A	N/A	N/A	24,818	502,564	155,621
Gregory Kiraly	129,780	20.66	28-Feb-25	N/A	88,349	1,789,067	665,860
Patrick Meneley	172,740	20.84	28-Feb-25	N/A	53,631	1,086,027	N/A
James Scarlett	117,980	20.66	28-Feb-25	N/A	76,991	1,559,067	1,012,338
Mayo Schmidt(5)	N/A	N/A	N/A	N/A	309,257	6,197,437	1,049,003
Ferio Pugliese(6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Notes:

[1]

The board granted option-based awards in 2018 to all NEOs other than Mr. Lopez. The number of options granted was determined using a March 1, 2018 share price of $20.66 for Messrs. Schmidt, Dobson, Kiraly, Scarlett and Pugliese and a March 21, 2018 share price of $20.84 for Messrs. Meneley and Pugliese and a valuation of 10% (rather than the calculated Black Scholes value of approximately 8.0%). Mr. Schmidt’s 500,970 options valued at $1,035,004 at the time of grant were cancelled on his retirement date for no consideration.

[2]

Amounts include all unvested PSUs and RSUs granted since 2016, including dividend equivalents. The amounts assume PSUs vest at target. The amounts for Mr. Schmidt were fixed at the June 29, 2018 share price of $20.04 and a target PSU performance factor of 100%. Mr. Schmidt’s RSUs and PSUs ceased to accrue dividend equivalents as of his retirement date and were surrendered in exchange for cash payments to be received in accordance with the RSUs and PSUs vesting schedules. On December 31, 2018, $2,137,522 of the $6,197,437 was paid to Mr. Schmidt in cash in lieu of 2016 RSUs and PSUs at target.

[3]

Total represents the value of short term incentive awards the NEO voluntarily elected to receive as management DSUs and the dividend equivalents earned as additional management DSUs, in addition to 2016 PSUs for Messrs. Kiraly and Scarlett which vested on December 31, 2018, but were released to participants following the approval of the 2016 – 2018 PSU scorecard at the February 2019 board meeting (based on a PSU multiplier of 142.86%). Mr. Schmidt’s management DSUs were also fixed at the June 29, 2018 share price and continued to accrue dividend equivalents until payout on January 11, 2019.

[4]	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Dobson received the following a make-whole award:

•	a one-time award of 2018 RSUs equivalent to $1,199,933 (reflecting 58,080 units) with 33% vesting on February 28, 2019 and 67% vesting on February 28, 2020.

[5]

All of Mr. Schmidt’s stock options were cancelled for no consideration on retirement. On December 31, 2018, Mr. Schmidt’s 2016 PSU and RSU grants vested using a June 29, 2018 share price of $20.04 and target performance (100%) for the PSUs. This amount was paid out in cash on January 11, 2019 and the corresponding PSUs and RSUs were cancelled simultaneously.

[6]	In conjunction with Mr. Pugliese’s voluntary resignation all outstanding equity has been forfeited.

iii. Incentive Plan Awards – Value Vested or Earned during the Year

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)
Paul Dobson Acting President and Chief Executive Officer	N/A	N/A	1,507,168

Chris Lopez Acting Chief Financial Officer	N/A	153,258	655,852

Gregory Kiraly Chief Operating Officer	N/A	1,131,954	631,140

Patrick Meneley EVP and Chief Corporate Development Officer	N/A	N/A	607,712

James Scarlett EVP and Chief Legal Officer	N/A	1,389,730	600,224

Mayo Schmidt Former President and Chief Executive Officer	N/A	2,137,522	700,616

Ferio Pugliese(4) Former EVP, Customer Care and Corporate Affairs	N/A	279,854	N/A

Notes:

[1]

The board granted option-based awards in 2018. All of Mr. Schmidt’s and Mr. Pugliese’s options were cancelled for no consideration on retirement and voluntary resignation respectively. On December 31, 2018, Mr. Schmidt’s 2016 PSU and RSU grants vested using a June 29, 2018 share price of $20.04 and target performance (100%) for the PSUs. This amount was paid out on January 11, 2019.

[2]

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes PSUs and RSUs granted in 2016 (vested December 31, 2018) in addition to the value of management DSUs granted in February 2018 in relation to the 2017 short term incentive award payment for those NEOs who elected to receive management DSUs. The values above are based on the price at the time of vesting. Mr. Pugliese’s 2016 RSUs granted in recognition of LTIP forfeited from his previous employer vested in May 2018.

[3]

This column includes the full amount of the short term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Schmidt’s 2018 short term incentive award was prorated to his July 11, 2018 retirement date. For Mr. Dobson and Mr. Lopez the amount includes $550,000 and $450,000 respectively, in short term make-whole awards.

[4]

In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the attraction incentive equity awards on hire in 2016. A portion of these awards vested in May 2018.

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EXECUTIVE COMPENSATION

F. Retirement Benefits:

i. Defined Contribution Pension Plan

All of the named executive officers participate in the Hydro One DCPP. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the Hydro One DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	All new non-union hires on or after September 30, 2015. All of the named executive officers participate in the DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” below.

Employer match	Employee contributions are matched by Hydro One.

Pensionable earnings	Base salary plus actual short term incentive (but not exceeding 50% of base salary).

Supplemental plan	Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease. Notional employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered saving plan in which employer contributions were made on an after-tax basis.

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2018:(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Paul Dobson Acting President and Chief Executive Officer	0	28,384	27,527

Chris Lopez Acting Chief Financial Officer	22,471	28,612	49,971

Gregory Kiraly Chief Operating Officer	53,855	50,555	102,917

Patrick Meneley EVP and Chief Corporate Development Officer	0	28,384	27,668

James Scarlett EVP and Chief Legal Officer	52,574	47,111	100,593

Mayo Schmidt(2) Former President and Chief Executive Officer	162,729	77,538	65,865

Ferio Pugliese(3) Former EVP, Customer Care and Corporate Affairs	51,615	37,771	0

Notes:

[1]	In respect of the NEOs, the totals include after tax amounts contributed to the Supplemental plan and the prior non-registered savings plan for their benefit.

[2]	At year end, Mr. Schmidt had transferred out his pension benefits except his Supplemental plan which will be paid out in 5 equal annual installments.

[3]	At year, end, Mr. Pugliese had transferred out his pension benefits.

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ii. Defined Benefit Pension Plan

Hydro One Inc., the company’s wholly owned subsidiary, established a registered contributory defined benefit pension plan (DBPP) on December 31, 1999. Hydro One Inc. manages and invests the assets and liabilities of the pension fund as administrator of the DBPP. The DBPP provides a benefit which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. Non-union employees who were eligible members of the DBPP as of September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015 (however, past service pension buybacks under the DBPP are available in limited circumstances).

Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the DBPP. The supplementary pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

None of the current NEOs participate in the Hydro One DBPP nor the supplementary pension plan.

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EXECUTIVE COMPENSATION

G. Termination and Change in Control Benefits:

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation element	Resignation(1)	Retirement(2)	Termination without Cause(3)(4)(5)	Termination without Cause/Resignation for Good Reason following change in control (double trigger)(6)(7)(8)	Termination with Cause
Severance	None	None	2 x aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award Prorated	Award Prorated	Award Prorated	Award forfeited

RSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award forfeited

PSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service (4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Options and Share Appreciation Rights	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service (4) or if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(8)	Award Forfeited

Group Health and Welfare	Benefits end	Benefits end	Continue for up to 24 months	Continue for up to 24 months	Benefits end

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Notes:

[1]

The NEOs may voluntarily resign their employment at any time by giving the board 30 days’ written notice as per their retention agreements. The 3 months’ written notice required on resignation for Mr. Pugliese was waived by the former board.

In the fourth quarter of 2018 and first quarter of 2019, the company entered into retention arrangements with the NEOs, who then remained employed, among other executives. Under the retention agreements, upon resignation on or after certain specified dates in 2019 (ranging from February 28, 2019 to September 1, 2019 depending on the NEO) each NEO will receive:

i.	a prorated short term and long term incentive (at target) for the time worked during the 2019 fiscal year,

ii.	accelerated vesting of outstanding RSUs payable at the greater of the share price on the date of resignation or $19.41 ($19.40 in the case of Mr. Lopez),

iii.

accelerated vesting of outstanding PSUs calculated based on an assumed target performance level and payable at the greater of the share price on the date of resignation or $19.41 ($19.40 in the case of Mr. Lopez),

iv.	accelerated vesting and exercisability of options and options remain exercisable until original expiry date, and

v.

benefits until the earlier of 24 months following the NEO’s last date of actual employment and the date upon which the NEO secures alternative benefits coverage under a new employer’s benefits plan provided that disability benefits will cease on the last day of employment.

However, in the event a NEO resigns pursuant to the terms of his retention agreement, no severance is payable to the NEO.

[2]

An executive is considered to have ‘retired’ if the executive has given 6 months prior notice with the approval of the board, complies with such conditions as the board may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. The 6 months’ written notice requirement on retirement for Mr. Schmidt was waived by the former board.

[3]

Payment of such amounts are conditional upon delivery of a full and final release document to the company and compliance with post-employment covenants respecting any applicable non-competition, non-solicitation and non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.

[4]

On May 15, 2018, the former board approved an amendment to the LTIP to provide that on a termination without cause, if a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest.

[5]

Mr. Lopez is entitled to 1x aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination provided that if Mr. Lopez has not worked 3 full calendar years at termination, Mr. Lopez will only be entitled to (ii). Mr. Lopez’s group health and welfare will continue for 12 months.

[6]

Treatment only applies to termination by the company without cause or by the executive for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment by Hydro One or a termination of employment by the employee for good reason. “Good reason” includes, among other things, certain governmental action (for specific NEOs), a material adverse change in title, responsibilities or authority, a materially adverse change in reporting line or relationship, a material reduction in base salary or in short term and long term incentive opportunity, a material relocation of the executive’s principal place of employment, the company’s ability to pursue growth through acquisitions is substantially negated following certain change in control events or termination of the former President and CEO without cause prior to December 31, 2019 subject to certain exceptions.

[7]	A ‘change in control’ will occur in the following circumstances:

(a)	more than 50% of the outstanding voting securities of the company are acquired;
(b)	all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly owned subsidiary;
(c)	an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
(d)

individuals who at the beginning of any two-year period constitute the board cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;

(e)	pursuant to its rights in the governance agreement, the Province of Ontario replaces the entire Board (other than the CEO) and, in its discretion, the Chair of the Board;
(f)	a change is made to an Ontario law or regulation that:

(i)

both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

(g)	the board passes a resolution confirming that a change in control has occurred.

[8]

If within 24 months following a change in control, the executive’s employment is terminated by the company without cause or the executive resigns for good reason, then, without any action by the plan administrator:

(i)

if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (7) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)

if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (7) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

For a summary of other terms and conditions of the LTIP, please refer to page 92.

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EXECUTIVE COMPENSATION

The NEOs other than Mr. Lopez are entitled to incremental payments or benefits in the event of a termination by the company without cause or a resignation by the executive for good reason, both within 24 months following a change in control. The table below shows amounts that would become payable to the company’s NEOs, if such events had occurred on December 31, 2018.

Name(1)	Resignation ($)(2)	Retirement ($)(2)	Termination Without Cause/ ($)(3)		Termination without Cause/Resignation For Good Reason after Change in Control (double trigger) ($)(4)		Termination with Cause ($)
Paul Dobson Acting President and Chief Executive Officer	0	0	$2,400,000		$5,014,295		0

Chris Lopez Acting Chief Financial Officer	0	0	$452,067		N/A	(5)	0

Gregory Kiraly Chief Operating Officer	0	0	$1,955,000		$3,744,088		0

Patrick Meneley EVP and Chief Corporate Development Officer	0	0	$2,160,000	(6)	$3,246,048		0

James Scarlett EVP and Chief Legal Officer	0	0	$1,870,000		$3,429,088		0

Notes:

[1]	In 2018, Mr. Schmidt retired and Mr. Pugliese resigned. As such, they have been excluded from the above table.
[2]	Please see the description of retention agreements in footnote 1 of the previous table on page 89.
[3]	Severance payments are calculated based on annualized salary and the target short term incentive as of December 31, 2018.
[4]

Termination without cause or resignation for good reason following a change in control (double trigger) as if the event had occurred on December 31, 2018. The table above does not include the value of any RSUs or PSUs which vested on December 31, 2018 by their terms.

[5]

Mr. Lopez is not entitled to incremental payments or benefits in the event of a termination by the company without cause within 24 months following a change in control or in the event of a resignation for good reason within 24 months following a change in control.

[6]

In conjunction with Mr. Meneley’s resignation from the organization on March 1, 2019, Mr. Meneley received a $1,409,712 payout pursuant to the terms of his retention agreement ($1,094,095 of which reflects the acceleration of 2018 PSUs and RSUs and the balance represents prorated STIP and LTIP payments for the period worked in 2019).

In connection with Mr. Schmidt’s retirement on July 11, 2018, he received a payment of $700,616 as a pro-rated amount of his target annual incentive award for January 1, 2018 through July 11, 2018. He also received a cash payment of $400,000 in lieu of all post-retirement benefits and allowances other than his defined contribution pension benefits. His options were cancelled on retirement with no further consideration. He surrendered his outstanding RSUs and PSUs for cancellation in exchange for cash per share unit surrendered payable on the scheduled settlement date for the awards based on the closing price of a common share of Hydro One on June 29, 2018 of $20.04. Performance goals on the PSUs were deemed to have been met at 100% of the specified target level of performance. Hydro One has established a trust/retirement compensation arrangement for purposes of supporting its obligation to pay such amounts when due. As such RSUs and PSUs were surrendered for cancellation, no further dividend equivalents will be earned on such awards following his retirement date. His accrued pension benefits, a prorated benefit allowance, shares held under the ESOP and his management DSUs, including dividend equivalents earned and accruing on his management DSUs, will be paid in accordance with the terms of the applicable plans and policies, provided that the management DSUs will be settled based on the closing price of a common share of Hydro One on June 29, 2018 of $20.04. Mr. Schmidt did not receive any severance, termination payment or change in control payment. He is not required to continue to meet his share ownership requirement following his retirement. He remains subject to compliance with post-employment covenants, including a one year non-competition and two year non-solicitation covenant within the Province of Ontario and continuing covenants respecting non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.

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H. Appendices:

i. Securities Authorized For Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2018, of the security based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A

Equity compensation plans not approved by shareholders(2)	Long Term Incentive Plan	1,922,750(1)	N/A	9,726,056(1)(2)
	Power Workers’ Union Share Grant Plan(4)	3,036,842(3)	N/A	0(3)
	Society of United Professionals Share Grant Plan(4)	1,197,313(3)	N/A	0(3)
Total		6,156,905	N/A	9,726,056

Notes:

[1]	Includes 2016 PSUs which settled in February 2019 based on the approved 142.86% multiplier and assumes outstanding PSUs vest at 100% of target.
[2]

As at December 31, 2018, 147,310 common shares (approximately 0.02% of the 595,938,975 issued and outstanding common shares as at December 31, 2018) have been issued under the Long Term Incentive Plan.

[3]

As at December 31, 2018, 724,744 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.12% of the 595,938,975 issued and outstanding common shares as at December 31, 2018) and 3,036,842 common shares remain available for issuance (0.51% of the 595,938,975 issued and outstanding common shares as at December 31, 2018) after giving effect to certain forfeitures. 128,327 common shares have been issued under the Society of United Professionals Share Grant Plan to date and 1,197,313 common shares remain available for issuance (0.20% of the 595,938,975 issued and outstanding common shares as at December 31, 2018) after giving effect to certain forfeitures.

[4]

The number of common shares to which the eligible employees represented by the Power Workers Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the initial public offering.

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EXECUTIVE COMPENSATION

ii. Long Term Incentive Plan

A summary of the key terms of the LTIP are presented below:

Types of Awards

PSUs and RSUs. (See pages 67 and 68 for details)

Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•  Restricted shares. A restricted share award is an award of common shares subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•  SARs. A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the human resources committee. Non-employee directors on the board are not eligible.

Maximum No. of Shares Authorized

11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares as of December 31, 2018). As of December 31, 2018, there were 949,910 common shares subject to outstanding options (approximately 0.16% of the issued and outstanding shares), 972,840 common shares subject to outstanding RSUs and PSUs (approximately 0.16% of the issued and outstanding shares), and 9,726,056 common shares available for future awards (approximately 1.6% of the issued and outstanding shares).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One security based compensation arrangements:

•  maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.

•  maximum number of common shares issuable to insiders within any one year period is 10% of the outstanding common shares.

Fair Market Value	Under the LTIP, the fair market value is based on the common share price on the TSX on the applicable date

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Company trading blackout periods	If an award is scheduled to expire during, or within five business days after, a company trading blackout period restricting employees from trading in common shares, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability	Unless otherwise determined by the human resources committee, a pro rata portion of the next installment of the award due to vest shall immediately vest, based on the number of days elapsed since the last installment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the human resources committee, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a)   If the employee:

i.   is the CEO or reports directly to the CEO (other than the EVP, Chief Development Officer), the retirement has been approved by the board and the employee complies with such conditions as the board may require,

ii.  is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the human resources committee may determine;

iii.   achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the defined benefit pension plan applicable to the Participant;(1)

iv. in the case of the EVP and Chief Corporate Development Officer, retirement with a minimum of 5 years of service if the EVP and Chief Corporate Development Officer has performed satisfactorily (as defined in the company’s performance management practices) in which the individual, as a minimum, is assessed in the annual performance reviews as having “met most but not all expectations” over the three years prior to retirement;

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the human resources committee may approve;

(c) no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the human resources committee, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause(2)

If the employee has 5 years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the Company or its reputation, then, a pro-rated portion of the next installment of any awards due to vest shall immediately vest with Performance Share Units at deemed to have met 100% of the specified performance targets. Options share remain exercisable for 90 days from the termination date.

Otherwise, unless otherwise determined by the human resources committee and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

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EXECUTIVE COMPENSATION

Termination Without Cause Within 24 Months Following a Change in Control(3)

If within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the plan administrator:

(i)  if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control(as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii) if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control	The human resources committee may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of the company are acquired;

(b)   all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly owned subsidiary;

(c) an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;

(d)   individuals who at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;(2)

(e) pursuant to its rights in the governance agreement, the Province of Ontario replaces the entire board (other than the CEO) and, in its discretion, the Chair of the board;(2)

(f)  a change is made to an Ontario law or regulation that:

(i)  both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii) imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; (1) or

(g)   the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The human resources committee can accelerate vesting or exercisability of an award. The human resources committee may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

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Clawback	The human resources committee may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments	The human resources committee may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

Amendment

The human resources committee may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Shareholder approval is required for any amendment that:

(a)   increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above),

(b)   permits non-employee directors to receive awards,

(c) reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the human resources committee to make equitable adjustments in the event of transactions affecting the company or its capital,

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within 5 business days thereof),

(e) permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period),

(f)  permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes, or

(g)   deletes or reduces the range of amendments which require shareholder approval.

Notes:

[1]	Represents a change to the LTIP which was approved by the board on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
[2]	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
[3]

In the case of the EVP and Chief Corporate Development Officer, if the role is eliminated and he has not committed an act, and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, then (1) all Awards held by him shall vest and become exercisable, realizable, or payable, and restrictions applicable to an award shall lapse, at target and (2) each such Award which is an option or SAR shall continue to be exercisable by him until, and will expire upon, the earlier of (A) its expiry date and (B) the date that is 90 days after the termination date. For his first LTIP grant (on hire) (“Initial Award”) and termination date occurs after the first anniversary of the date of grant and he has not committed an act, and have not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, (1) a portion of the Initial Award held by him shall vest and become exercisable, realizable, or payable, and restrictions applicable to the Initial Award shall lapse, in each case as of the termination date at target, and (2) each option or SAR in the Initial Award shall continue to be exercisable by him until, and will expire upon, the earlier of (A) its expiry date and (B) the date that is 90 days after the termination date. The portion shall be 1/3 if the termination date occurs after the first anniversary of the date of grant but prior to the second anniversary of the date of grant and shall be 2/3 if the termination date occurs after the second anniversary of the date of grant but prior to the third anniversary of the date of grant.

[4]

As noted above in the Termination and Change in Control Benefits table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the Change in Control continues or accelerates.

The above description of the LTIP is summary in nature and is qualified in its entirety to the text of the LTIP.

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EXECUTIVE COMPENSATION

iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan

Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017.	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018.

Eligibility	Employees represented by the Power Workers Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015

Maximum No. of Shares Authorized	3,981,763 common shares (0.67% of the outstanding common shares as of December 31, 2018)	1,434,686 common shares (0.24% of the outstanding common shares as of December 31, 2018)

Schedule for Delivery of Shares

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•  April 1, 2028;

•  the date the employee has greater than 35 years of pensionable service under the Hydro One defined benefit pension plan; and

•  the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•  April 1, 2029;

•  the date the employee has greater than 35 years of pensionable service under the Hydro One defined benefit pension plan; and

•  the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015.	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015.

Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable

Amendment

Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent.

Shareholder approval is required for any amendment that:

a)  increases the number of common shares reserved for issuance under the plan,

b)  permits non-employee directors to participate,

c)  allows equity-based awards other than grants of common shares to be made under the plan, or

d)  amends the amendment provisions other than to add additional matters requiring shareholder approval.

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent.

Shareholder approval is required for any amendment that:

a)  increases the number of common shares reserved for issuance under the plan,

b)  permits non-employee directors to participate,

c)  allows equity-based awards other than grants of common shares to be made under the plan, or

d)  amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety to the text of each share grant plan.

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Other Information

Directors’ and Officers’ Liability Insurance

Hydro One carries the following types of directors’ and officers’ liability insurance: (i) traditional directors’ and officers’ insurance (the traditional policy) which has a total policy limit of $200 million in the aggregate, including defence costs; and (ii) public offering of securities directors’ and officers’ liability insurance (the public offering of securities policy) which has a total policy limit of $200 million in the aggregate, including defence costs. Under these policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions and exclusions of the policies. Each policy has a $100,000 deductible for indemnifiable claims. The 2018 premium costs for these policies, exclusive of taxes, are as follows: (i) approximately $348,809 for the traditional policy; and (ii) approximately $133,063 (annualized portion of the total premium cost over the life of the policy) for the public offering of securities policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the governance agreement with the Province; and (ii) a registration rights agreement (the registration rights agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the letter agreement with the Province as described on page 8 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the Business Corporations Act (Ontario) and the company’s by-laws. Any proposal to be considered at the 2020 annual meeting of the company must be received by the Corporate Secretary of Hydro One by no later than March 10, 2020.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the

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date of the annual meeting of shareholders in 2019. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR at www.sedar.com

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR at www.sedar.com and on our website at www.HydroOne.com. For additional details concerning the governance agreement, the registration rights agreement and the July 11 letter agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2018. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in writing to:

483 Bay Street

c/o Corporate Secretary of Hydro One Limited

8th Floor, South Tower

Toronto, Ontario

M5G 2P5

Copies are also available under Hydro One’s profile on SEDAR at www.sedar.com.

98	2019 MANAGEMENT INFORMATION CIRCULAR HYDRO ONE LIMITED TSX: H

Schedule “A” Hydro One Limited

Mandate for the Board of Directors

The board of directors (the “Board”) of Hydro One Limited (including its subsidiaries, the “Company”) is elected by the shareholders and is responsible for overseeing the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management, all with a view to preserving and enhancing the business of the Company and its underlying value.

Responsibilities

While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees, the Audit Committee, the Governance Committee, the Human Resources Committee and the Health, Safety, Environment and Indigenous Peoples Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address specific matters.

The Board’s primary roles are overseeing both corporate performance and the quality, depth and continuity of management required to meet the Company’s strategic objectives. Other principal duties include:

Culture of Integrity

1.	supporting a corporate culture of integrity and responsible stewardship.

2.

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers, and that such individuals promote a culture of integrity throughout the Company.

Capital and Financial Structure

3.	approving the capital and financial structure of the Company.

4.	approving the declaration and payment of dividends.

Strategic Planning

5.

overseeing and reviewing, questioning and approving the mission and vision of the Company as well as its strategy, objectives and goals, taking into account the opportunities available to the Company, the potential risks it faces, and the Company’s risk appetite.

6.	reviewing, providing input on, and approving the budget and business, financial and strategic plans proposed by management to enable the Company to reach its objectives and goals.

7.	adopting processes for monitoring the Company’s performance and progress toward its strategic and operational goals.

Risk Management

8.

overseeing the Company’s enterprise risk management system for effectively identifying, monitoring and managing the risks it faces with a view to achieving a proper balance between the risks incurred and potential returns and the long term sustainability of the Company.

9.	approving policies and procedures designed to ensure that the Company operates responsibly and in compliance with applicable laws and regulations.

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SCHEDULE A

Regulatory

10.	overseeing and reviewing material regulatory matters relating to the business of the Company.

Appointment and Oversight of Management

11.	approving the appointment of, and if necessary removing and replacing, the Chief Executive Officer, approving his or her compensation and approving succession plans for the Chief Executive Officer.

12.	overseeing the process for appointment, removal and replacement of all other executive officers, their compensation and the succession planning processes of the Company.

13.	delegating to senior management the authority for expenditures and transactions, subject to specified limits beyond which Board approval would be required.

Corporate Governance

14.

approving the Company’s approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (as amended, revised or replaced from time to time, the “Governance Agreement”), including the Board’s mandate, committee mandates, committee appointments, corporate governance guidelines, position descriptions for the Board Chair and of the committee chairs and director compensation and protection.

15.	overseeing structures and procedures to enable the Board to exercise independent judgement.

16.

overseeing succession-planning for the Board, orientation and educational opportunities for directors and the regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, each Committee Chair, and each individual director.

17.

delegating to Board committees oversight of specific matters, but except for the authority of the Governance Committee over the management and oversight of the director nomination process pursuant to the Governance Agreement, otherwise retaining ultimate responsibility for those delegated matters.

18.	enforcing Board policy respecting confidentiality of the Company’s proprietary information and Board deliberations.

Communications and Reporting

19.	monitoring and supporting investor relations activities and reporting annually to shareholders on the Board’s exercise of its oversight responsibilities for the preceding year.

20.

reviewing communications plans for shareholders, employees, customers, financial analysts, governments and regulatory authorities, the media and other stakeholders, as well as processes to ensure the timely, accurate and complete disclosure of developments that have a significant and material impact on the Company.

21.	overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis.

22.	assessing the Company’s stakeholder engagement policies and practices including systems to accommodate feedback from shareholders and other stakeholders.

Approved by the Board on February 13, 2018.

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How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com
Customers

Hydro One Networks Inc.

P.O. Box 5700,

Markham, Ontario, Canada L3R 1C8

Billing and Service Inquiries:

Tel: 1-888-664-9376

Fax: 1-888-625-4401 (Toll-Free) or 905-944-3251

Email: CustomerCommunications@HydroOne.com

Report an Emergency (24 hours):

Tel: 1-800-434-1235

Shareholders changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario, Canada M5J 2Y1

Tel: 1-800-564-6253 or 514-982-7555

Fax: 1-888-453-0330 or 416-263-9394

Email: service@computershare.com

Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2018, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Find the information you need on-line

Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/Investor-Relations.

www.HydroOne.com